THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

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If you have sold all your shares in Television Broadcasts Li[illegible]his circular to the purchaser or to the bank, the stockbroker or oth[illegible]was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the [illegible]ular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

CONTINUING CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee (as defined herein) and the Independent Shareholders (as defined herein)

PLATINUM
Securities

A letter of advice from Platinum to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 28 of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on page 10 of this circular.

A notice convening an extraordinary general meeting of Television Broadcasts Limited to be held at 11:30 a.m. on Wednesday, 25 May 2005 at Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong is set out on pages 34 and 35 of this circular. A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you intend to attend the meeting, you are requested to complete the accompanying form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the Company's registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

11 April 2005

CONTENTS

	Page
Definitions	1
Letter from the Board	
1. Introduction	3
2. The Agreements	4
3. Cap Amount	6
4. Reasons for the Transactions	6
5. Principal Activities of the Group, LYP, TVBI, TVBSB, TVBSE, TVBOF and MBNS	7
6. Implications under the Listing Rules	7
7. Book Closure	8
8. Independent Board Committee	8
9. EGM	8
10. Recommendation	9
Letter from the Independent Board Committee	10
Letter from Platinum	11
Appendix – General Information	29
Notice of EGM	34

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreements"	six agreements dated 30 September 2004 together with their supplemental between various companies of the Group and MBNS relating to the license of programmes, license of channels and the provision of management services and advertising sales services for the period from 1 October 2004 to 30 September 2009 as described under the section headed "The Agreements" in the letter from the Board contained in this circular
"Board"	the board of Directors
"Cap Amount"	a maximum aggregate annual amount for the consideration under the Agreements for each financial year of TVB
"Directors"	the directors of TVB
"EGM"	an extraordinary general meeting of TVB to be convened to consider and, if thought fit, approve ratify and confirm the Agreements, the transactions contemplated thereunder and the Cap Amount
"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	a committee of the Board to be established for the purpose of advising the Independent Shareholders in relation to the terms of the Agreements, the transactions contemplated thereunder and the Cap Amount
"Independent Shareholders"	Shareholders who do not have any material interest in the Agreements and the transactions contemplated thereunder
"Latest Practicable Date"	1 April 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"LYP"	Liann Yee Production Co. Ltd., a wholly-owned subsidiary of TVB
"Malaysian Ringgits"	Malaysian Ringgits, the lawful currency of Malaysia
"MBNS"	MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated in Malaysia
"Platinum"	Platinum Securities Company Limited, a licensed corporation under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholders"	the shareholders of TVB
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB" or "Company"	Television Broadcasts Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
"TVBI"	TVBI Co. Ltd., a wholly-owned subsidiary of TVB
"TVBOF"	TVBO Facilities Ltd., a wholly-owned subsidiary of TVB
"TVBSB"	TVB Satellite Broadcasting Ltd., a wholly-owned subsidiary of TVB
"TVBSE"	TVB Satellite TV Entertainment Ltd., a wholly-owned subsidiary of TVB
"TVB8 channel"	a 24 hour general entertainment television channel owned by TVBSE
"US$"	United States dollars, the lawful currency of the United States of America
"Wah Lai Toi"	a 24 hour general entertainment television channel owned by MBNS
"Xing He channel"	a 24 hour television channel featuring drama serials owned by TVBSE

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

Directors:
Sir Run Run Shaw, G.B.M. – *Executive Chairman*
Dr. Norman Leung Nai Pang, G.B.S., LL.D, J.P.
– *Executive Deputy Chairman*
Mona Fong – *Deputy Chairperson*
Louis Page – *Managing Director*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee* *(also alternate director to Lee Jung Sen)*
Lee Jung Sen, O.B.E.*
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee *(alternate director to Christina Lee Look Ngan Kwan)*

* *independent non-executive directors*

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

11 April 2005

To the Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

The Board announced on 18 March 2005 that on 30 September 2004, various companies within the Group and MBNS entered into six agreements relating to the license of programmes, license of channels and the provision of management services and advertising sales services for the period from 1 October 2004 to 30 September 2009. On 14 October 2004 and 14 February 2005, two and three supplemental agreements were respectively entered into between the relevant contractual parties to clarify the base month upon which the guaranteed subscriber growth would be calculated and to increase the percentage share of subscription payment made by hotel and commercial establishments entitled by the relevant companies within the Group.

As MBNS is an associate of a connected person of TVB as defined in Rule 1.01 of the Listing Rules, the Agreements and the transactions contemplated thereunder constituted continuing connected transactions of TVB.

The purpose of this circular is to provide you with further information regarding, among other things, the Agreements, the Cap Amount, the recommendation of the Independent Board Committee to the Independent Shareholders and the advice of Platinum to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Agreements, the Cap Amount, the duration of the Agreements and transactions contemplated thereunder, and to give you notice of the EGM to be convened for the purpose of considering and, if thought fit, approving the Agreements, the transactions contemplated thereunder and the Cap Amount by way of poll.

THE AGREEMENTS

Licensing agreements among TVBI, TVBSE and MBNS

On 30 September 2004, three exclusive licensing agreements for the territories of Malaysia and Brunei were entered into between MBNS and various companies within the Group (i.e TVBI, TVBSE and TVBI as agent of LYP) for a period of 5 years commencing from 1 October 2004. The transactions contemplated under these agreements are: (i) license by TVBI to MBNS a total of 2190 hours of television programmes with Cantonese soundtrack for every period of 12 months as part of the programmes line up for a Cantonese language channel owned and operated by MBNS and entitled Wah Lai Toi; (ii) license of the TVB8 and Xing He channels by TVBSE to MBNS for broadcast on the pay television services owned and operated by MBNS or its affiliated company. Under this agreement, the supply of the channels is on an exclusive basis but TVBSE may license any programmes exhibited on the Xing He channel to any free-to-air television station in Brunei and Malaysia; (iii) licence of the TVBS-Asia channel by TVBI as agent of LYP to MBNS for broadcast on the pay television services owned and operated by MBNS or its affiliated company. LYP has appointed TVBI as its agent responsible for distributing the TVBS-Asia channel in countries outside Taiwan and the United States of America. It is a channel especially compiled by LYP for the purpose of distribution outside Taiwan.

For the TVB8, Xing He and TVBS-Asia channels, except where it is required by the laws of Malaysia or Brunei (as the case may be), censorship standards and codes regulating advertisements, sponsorship and branding, MBNS shall broadcast the channels in their entirety without any alteration.

After arm's length negotiation, the parties agree that the license fees payable under all three agreements by MBNS to TVBI and TVBSE for these licensing agreements will be calculated with reference to the number of residential subscribers of the relevant package of the pay television services of MBNS ("Package") and payable monthly in arrears within 45 days after the end of each month. In addition, MBNS provides a guarantee in terms of subscriber growth for every period of 12 months during the respective term of the agreements. As regards distribution to hotel and commercial establishments, after deducting a fixed costs per room per month for each room in each hotel and commercial establishment

that has access to the Package, MBNS shall pay TVBI and TVBSE a 37% share of subscription fees received from the same as license fees monthly in arrears no later than 75 days after the end of each month.

Further, each of TVBSE and TVBI (as agent of LYP) agrees to pay 20% of advertising revenue to MBNS after deduction of commission, bonus and discounts payable to advertising agents and advertisers for advertisements exhibited on TVB8, Xing He and/or TVBS-Asia channels which are inserted and played back by MBNS. The payment to MBNS by TVBSE and TVBI for the share of advertising revenue is to be offset from the payment receivable by TVBSE and TVBI under the respective agreement.

On 14 October 2004, TVBI and MBNS entered into separate supplemental agreement for the license of 2190 hours of television programmes and TVBS-Asia channel to clarify the base month upon which the guaranteed subscriber growth would be calculated.

On 14 February 2005, TVBI, TVBSE and MBNS entered into separate supplemental agreements to all licensing agreements to increase the percentage share of subscription payment made by hotel and commercial establishments and entitled by TVBI and TVBSE to 41% under the respective agreement with retrospective effect from the commencement of such agreements.

Agreement for the provision of management services between TVBOF, TVBSB and MBNS

On 30 September 2004, TVBOF and TVBSB entered into separate agreements with MBNS pursuant to which MBNS appointed TVBOF and TVBSB to provide management services for the period from 1 October 2004 to 30 September 2009 at a fixed amount for every period of 12 months which is payable monthly upon receipt of invoice. In the past, the Group had also provided technical and management services support to MBNS from 1997 to 2001. The services to be provided under these agreements include, inter alia, evaluation of programme materials; creating promotional and marketing materials; sourcing of programmes; co-ordination on regulatory issues; creation of interstitials programming; editing of on-air promotional materials; monitoring of signal transmission and quality of signal; arranging promotional and marketing events and campaigns. For these agreements only, they will be terminated once the licensing agreement of the relevant channels and programmes comes to an end.

Agreement for the provision of advertising sales services between TVBSE and MBNS

On 30 September 2004, TVBSE entered into an agreement with MBNS pursuant to which MBNS appoints TVBSE as an advertising sales agent to handle all commercial, advertising and sponsorship sales for Asian Entertainment Channel, TVB8 channel, TVBS-Asia channel, Wah Lai Toi, Xing He channel and any other channels as may be requested by MBNS from time to time for the period from 1 October 2004 to 30 September 2009.

In return, TVBSE is entitled to a share of the advertising revenue after deduction of any discounts, commissions, bonuses, rebates or other gratuity given to advertisers and advertising agents which is payable by MBNS monthly in arrears within 120 days after the end of each month. In addition, MBNS agrees to pay TVBSE a fixed amount per contract year to defray TVBSE's costs for establishing a sales team to work in conjunction with MBNS to handle all advertising and sponsorship sales.

Basis of Consideration

The share of advertising revenue payable by the Group and the fees receivable by the Group under the Agreements are agreed between the parties after arm's length negotiation with reference to the historical dealings between the parties, an upturn in economy which will likely result in higher subscriber number and advertising revenue, the projection of subscription figure for the Malaysian pay television market and the subscribers growth guaranteed by MBNS.

Aggregation of transactions

As the Agreements were all completed within a 12 month period and were entered into by the Group with the same party, the Stock Exchange determined that the Agreements should be aggregated and be treated as if they were one transaction under Rule 14A.25 of the Listing Rules.

CAP AMOUNT

From year 2002 to 2004, the consideration received from MBNS by the Group under the previous arrangement was HK$126,765,000, HK$156,182,000 and HK$174,103,000 respectively which showed an average growth rate of approximately 17.3% per annum. Given that there are new arrangements between the parties as to the withholding taxation payment under the licensing agreements and the provision of management services, TVB considers that the Cap Amount should be higher than the historical amounts. Hence, TVB proposes to set a Cap Amount of HK$220,000,000 (from January to December 2005), HK$236,000,000 (from January to December 2006), HK$256,000,000 (from January to December 2007), HK$274,000,000 (from January to December 2008) and HK$219,000,000 (from January to September 2009) during the continuance of the Agreements based on the past growth rate in subscription and advertising income, the monthly fees payable under the provision of management services arrangement, the residential subscriber growth of 28,000 subscribers for every period of 12 months guaranteed by MBNS and the potential fluctuation of currency exchange rate between Malaysian Ringgits and Hong Kong Dollars.

REASONS FOR THE TRANSACTIONS

The Agreements (except for the provision of management services) are renewals of agreements previously entered into between various companies of the Group and MBNS in 2002. As the TVB8, Xing He and TVBS-Asia channels are channels compiled for overseas markets and already distributed to various countries and the programmes which are licensed to MBNS are from the existing TVB programme library or programmes co-produced by TVB for worldwide distribution, the entry into the licensing agreements will enable the

Group to generate more income with minimal increase in overheads and the brand names of "TVB", "TVB8", "Xing He" and "TVBS-Asia" would enjoy continuous exposure in Malaysia and Brunei and hence strengthen their market position. As for the agreements for the provision of management services and advertising sales services, they are able to generate additional revenue for the Group.

The Directors considered that the terms of the Agreements and the transactions contemplated thereunder are fair and reasonable and are in the interests of TVB and the Shareholders as a whole and the Agreements have been entered into in the ordinary and usual course of business and on normal commercial terms.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP, TVBI, TVBSB, TVBSE, TVBOF AND MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities.

LYP is principally engaged in the business of television programmes production, television channel transmission and operation in Taiwan.

TVBI is principally engaged in programme licensing.

TVBSB is principally engaged in the provision of management services, programme scheduling and television broadcasting services.

TVBSE is principally engaged in the operation of television channels and provision of advertising sales services.

TVBOF is principally engaged in the provision of management services, facilities and materials.

MBNS is the sole licensed provider of digital direct-to-home satellite multi-channel television services in Malaysia under the Astro brand name. MBNS has licensed one of its affiliates for distribution of the multi-channel television service in Brunei.

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly-owned indirect subsidiary of ASTRO ALL ASIA NETWORKS plc. which has indirect shareholding interests in four indirectly owned subsidiaries of TVB, being approximately 35.7% of the issued share capital of Hsin Chi Broadcast Company Limited and approximately 26.3% of the voting shares of TVB Publishing Holding Limited and its wholly owned subsidiaries namely Art Limited and TVB Publications Limited. TVB has indirect shareholding of approximately 40% in Hsin Chi Broadcast Company Limited and approximately 73.7% of the voting shares in TVB Publishing Holding Limited. MBNS is accordingly an associate of a connected person of TVB as defined in Rule 1.01 of the Listing Rules and the Agreements and the transactions contemplated thereunder constituted continuing connected transactions of TVB under Rule 14A.16(5) of the Listing Rules.

The Agreements, the transactions contemplated thereunder and the Cap Amount are subject to the approval of the Independent Shareholders at the EGM in accordance with the requirements of the Listing Rules, which will be taken by poll. So far as TVB is aware, since no Shareholder has a material interest in each of the Agreements, no Shareholder is required to abstain from voting on the resolution regarding the Agreements, the transactions contemplated thereunder and the Cap Amount.

BOOK CLOSURE

In order to allow for sufficient time for members of TVB to complete and return the declaration of voting controller as required under the provisions of the Broadcasting Ordinance, the register of members of TVB will be closed from 4 May 2005 to 25 May 2005, both dates inclusive. If any shareholder of TVB wishes to vote at the EGM, such shareholder must be recorded as a shareholder on the register of members of TVB and return the declaration form as required under the Broadcasting Ordinance.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising Mr. Lee Jung Sen, Mr. Chien Lee, Dr. Li Dak Sum and Mr. Robert Sze Tsai To, being the independent non-executive Directors, has been formed to advise the Independent Shareholders in respect of the Agreements, the Cap Amount and the transactions contemplated thereunder. Platinum has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

EGM

Set out on pages 34 and 35 of this circular is a notice convening the EGM which will be held at 11:30 a.m. on Wednesday, 25 May 2005 at Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, at which the following ordinary resolution will be proposed by way of poll:–

> to approve ratify and confirm the Agreements, the Cap Amount and the transactions contemplated thereunder.

The form of proxy for use by the Shareholders at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it as soon as possible to the Company's registrars in Hong Kong, ComputerShare Hong Kong Investor Services Limited at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong, and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of a form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so desire.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on page 10 of this circular. The Independent Board Committee, taking into account the advice of Platinum, the text of which is set out on pages 11 to 28 of this circular, considers that the terms of the Agreements, the Cap Amount and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Shareholders and the Group as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution set out in the notice of EGM to approve ratify and confirm the Agreements, the Cap Amount and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of the Board of
Television Broadcasts Limited
Sir Run Run Shaw
Executive Chairman

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

11 April 2005

To the Independent Shareholders

Dear Sirs or Madams,

CONTINUING CONNECTED TRANSACTIONS

As the Independent Board Committee, we have been appointed to advise you in connection with the Agreements, the Cap Amount and the transactions contemplated thereunder. Details of the Agreements, the Cap Amount and the transactions contemplated thereunder are set out in the letter from the Board contained in the circular to the Shareholders dated 11 April 2005 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Agreements, the Cap Amount and the transactions contemplated thereunder and the advice of Platinum in relation thereto as set out on pages 11 to 28 of the Circular, we are of the opinion that the terms of the Agreement, the Cap Amount and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Group and the Shareholders (including the Independent Shareholders) as a whole. We therefore recommend that you vote in favour of the ordinary resolution to be proposed at the EGM to approve ratify and confirm the Agreements, the Cap Amount and the transactions contemplated thereunder.

Yours faithfully,
Independent Board Committee

Lee Jung Sen
Independent Non-Executive Director

Dr. Li Dak Sum
Independent Non-Executive Director

Robert Sze Tsai To
Independent Non-Executive Director

Chien Lee
Independent Non-Executive Director

The following is the text of the letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders for the purpose of incorporation into this circular.

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

11 April 2005

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreements and the transactions contemplated thereunder, and the Cap Amount, and to opine on the duration of the Agreements, details of which are contained in the letter from the Board as set out in the circular of TVB dated 11 April 2005 to the Shareholders (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to give an independent opinion as to whether: (i) the Agreements and the transactions contemplated thereunder (the "Transactions") are entered into in the ordinary and usual course of business of TVB, on normal commercial terms, fair and reasonable and in the interests of the Shareholders and the Group as a whole; (ii) the Cap Amount is fair and reasonable; and (iii) the duration of the Agreements is justifiable and to confirm that it is normal business practice for contracts of this type to be of such duration.

In formulating our opinion, we have relied on the information and facts supplied to us by TVB. We have reviewed, among other things: (i) the Agreements; (ii) the annual reports and accounts of TVB for the years ended 31 December 2002, 2003 and 2004; (iii) the previous agreements entered into between the Group and MBNS in relation to license of programmes, license of channels and the provision of advertising sales services for the period between 2001 to 2004, and the provision of management services for the period between 1996 to 2001; (iv) the announcement of TVB dated 1 November 2001; and (v) sample agreements entered into between the Group and independent third parties for certain services similar to the Services (as defined below). We have also discussed with management of TVB their plans and prospects of business of MBNS.

We have assumed that all information, facts, opinions and representations contained in the Circular are true, complete and accurate in all material respects and we have relied on the same. The Directors have confirmed that they take full responsibility for the contents of the Circular.

We have no reason to suspect that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Circular. In line with normal practice, we have not, however, conducted a verification process of the business and affairs of the Group. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our opinion regarding the Agreements and the Transactions, the Cap Amount and the duration of the Agreements.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Agreements and the Transactions, the Cap Amount and the duration of the Agreements, and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have considered the following principal factors:

A. Reasons for and benefits of the Agreements

1. *Background of the Agreements*

On 18 March 2005, the Board announced that on 30 September 2004, various companies within the Group and MBNS entered into six agreements relating to the license of programmes, license of channels and the provision of management services and advertising sales services (the "Services") for the period from 1 October 2004 to 30 September 2009. On 14 October 2004 and 14 February 2005, two and three supplemental agreements were respectively entered into between the relevant contractual parties to clarify the base month upon which the guaranteed subscriber growth would be calculated and to increase the percentage share of subscription payment made by hotel and commercial establishments entitled by the relevant companies within the Group.

MBNS is a wholly-owned indirect subsidiary of ASTRO ALL ASIA NETWORKS plc. ("Astro"), which has indirect shareholding interests in four indirectly owned subsidiaries of TVB. As stated in the letter from the Board, MBNS is an associate of a connected person of TVB as defined in Rule 1.01 of the Listing Rules and the Agreements and the Transactions constituted continuing connected transactions of TVB under Rule 14A.16(5) of the Listing Rules.

2. *Business of TVB*

TVB is a listed company of the Stock Exchange and the Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. As stated

on the website of TVB, TVB is a world leader in the production of Chinese language television programming and the distribution of the programming to Chinese audiences around the world.

3. *Business of MBNS*

MBNS is the sole licensed provider of digital direct-to-home satellite multi-channel television services in Malaysia under the Astro brand name. MBNS has licensed one of its affiliates for distribution of the multi-channel television services in Brunei.

4. *Overview of the television industry in Malaysia and Brunei*

Astro is principally engaged in the provision of satellite television services and other services in Malaysia. As at March 2005, Astro was the only pay-television operator in Malaysia. Other television operators in Malaysia only offer free-to-air television channels.

Astro's television operations offer 57 channels of foreign and local programmes. According to Astro's 2004 third quarter results announcement, there were a total of approximately 1.5 million Malaysian residential subscribers, which represented a household penetration rate of approximately 29.0% in the Malaysian television market. According to Astro's press release dated 13 July 2004, Astro's chief executive officer forecasted that there would be a monthly addition of some 25,000 subscribers to its multi-channel television services and he also expected that Astro would achieve a target of 2.5 million subscribers over the next five years. A summary of the subscriber numbers and household penetration rate of Astro in Malaysia, and effectively the whole pay-television market in Malaysia as Astro was the only pay-television operator in Malaysia as at March 2005, is shown in Table 1 below:

Table 1: Subscriber numbers and household penetration rate of Astro in Malaysia[1]

	January 2000	January 2001	January 2002	January 2003	January 2004	October 2004
Residential subscribers ('000)	296.9	541.4	777.7	984.3	1,283.0	1,470.6
Commercial, hotels and other subscribers ('000)	43.1	66.0	76.7	85.6	109.7	124.4
Total subscribers ('000)	340.0	607.4	854.4	1,069.9	1,392.7	1,595.0
Annual subscriber growth rate (%)	n/a[2]	78.6	40.7	25.2	30.2	n/a[2]
Average annual subscriber growth rate from January 2000 to January 2004						43.7%
Household penetration rate (%)	7.0	12.2	17.1	21.0	26.5	29.0

Note 1: As Astro was the only pay-television operator in Malaysia as at March 2005 and it is a listed company in Malaysia, the figures announced by Astro is considered as publicly published information and is reflective of the Malaysian pay-television industry.

Note 2: n/a means not applicable

Source: Prospectus, annual report and announcement of Astro

As illustrated in Table 1 above, during the period from January 2000 to January 2004, the annual growth rate of total subscribers of Astro ranged from approximately 25.2% to approximately 78.6% with an average of approximately 43.7%. Moreover, Astro's household penetration rate increased from approximately 7.0% as at January 2000 to approximately 29.0% as at October 2004. This shows that the pay-television market in Malaysia has experienced positive and considerable growth in recent years.

We further compare the pay-television household penetration rate in Malaysia with other countries in the Asia Pacific region, results of which are summarized in Table 2 below:

Table 2: Pay-television household penetration rates in the Asia Pacific region

	2002	**2003**	**2004**
	(%)	*(%)*	*(%)*
Australia	21	22	22
Hong Kong	27	42	50
Malaysia	21	27	29
Singapore	33	35	37
Korea	56	75	85
Taiwan	83	84	84
Average	40	48	51

Source: Cable & Satellite Broadcasting Association of Asia, Hong Kong Government, Media Partners Asia, StarHub prospectus, Astro prospectus and annual report and Australian Government

As illustrated in Table 2 above, the pay-television household penetration rate in Malaysia of approximately 29% in 2004 is generally at the lower end of the range of pay-television household penetration rates of other countries in the Asia Pacific region and is also below the average of approximately 51%. This implies that the pay-television market in Malaysia with a relatively low household penetration rate compared to other countries in the Asia Pacific region, has growth potential in the future.

Out of Astro's total 57 channels, it currently offers 11 Chinese channels. These Chinese channels are included in two dedicated Chinese packages, namely Dynasty and Emperor. The television programmes of the Group are broadcasted through the Dynasty package. Based on our understanding from the management of TVB, there were approximately 600,000 subscribers to the Dynasty package as at October 2004, which represented a penetration rate of approximately 38% of the approximately 1,595,000 total subscribers of Astro.

Astro's satellite television services have been available in Brunei since 2000 through Kristal-Astro Sdn Bhd ("Kristal-Astro"), which is 48.9% owned by Astro. In comparison with Malaysia, Brunei's television industry is substantially smaller as the population of Brunei is only approximately 1% of that of Malaysia. There are two other television operators in Brunei other than Kristal-Astro. Kristal-Astro offers 36 channels, of which five are Mandarin-oriented channels.

With respect to the aforesaid, we consider that the Malaysia pay-television industry has shown considerable growth in the recent years in terms of both total subscribers and household penetration rate. Furthermore, given the current relatively low pay-television household penetration rate in Malaysia as compared to other countries in the Asia Pacific region, we consider that there is growth potential in the Malaysian pay-television market.

5. *Overview of overseas programme licensing and channel operations businesses of TVB*

A breakdown of the turnover of TVB by: (i) programme licensing and distribution business segment; and (ii) channel operations business segment, which the Agreements and the Transactions are part of both business segments, is shown in Table 3 below:

Table 3: Breakdown of turnover of TVB by business segment

	Year ended 31 December					
	2002		2003		2004	
	(HK$ million)	(% of total turnover)	(HK$ million)	(% of total turnover)	(HK$ million)	(% of total turnover)
Total turnover of TVB	3,162	(100)	3,311	(100)	3,817	(100)
(a) Turnover from programme licensing and distribution	611	(19.3)	653	(19.7)	679	(17.8)
(b) Turnover from channel operations	599	(19.0)	710	(21.4)	922	(24.2)
Total of (a) and (b)	1,210	(38.3)	1,363	(41.1)	1,601	(42.0)

Source: Annual reports and accounts of TVB for 2002, 2003 and 2004

As illustrated in Table 3 above, both the programme licensing and distribution and the channel operations business segments contributed a considerable portion of the total turnover of TVB for the years ended 31 December 2002, 2003 and 2004, which suggested their respective importance to the Group's business operations. Moreover, based on our review of the sample agreements entered into between the Group and independent third parties, we have noted that TVB also provided certain services similar to the Services to companies in other countries.

A breakdown of the turnover of TVB by the Malaysia and Singapore geographical segment as a whole is shown in Table 4 below:

Table 4: Breakdown of the turnover of TVB for the Malaysia and Singapore geographical segment as a whole

Year ended 31 December	Turnover from Malaysia and Singapore[1] (HK$ million)	% of total turnover of TVB (%)
2002	267	8.4
2003	326	9.9
2004	337	8.8
Average	310	9.0

Note 1: Brunei is included in this geographical segment by TVB.

Source: Annual reports and accounts of TVB for 2002, 2003 and 2004

As shown in Table 4 above, turnover, in absolute value, derived from the Malaysia and Singapore geographical segment as a whole (which includes Brunei) by TVB has shown steady growth from approximately HK$267 million in 2002 to approximately HK$337 million in 2004. Revenue contribution by this geographical segment to TVB as a percentage of its total turnover has also shown steady growth from approximately 8.4% in year 2002 to approximately 8.8% in year 2004. Furthermore, we have also noted from the 2003 annual report and accounts of TVB, the Board intended to continue penetrating the telecast licensing business in the Malaysia and Singapore geographical segment.

In light of the above, namely the relative significance of programme licencing and distribution, and channel operations to TVB and the steady increasing contribution to turnover of TVB from the Malaysia and Singapore geographical segment as a whole, we are of the view that both these business and geographical segments play a considerable part in the long term strategy and future growth and development of TVB.

As the Agreements and the Transactions relate to the provision of the services which are part and parcel, and pertinent to both these business and geographical segments, we are of the opinion that the Agreements and the Transactions are entered into in the usual and ordinary course of business of TVB and is in line with the long term business strategy of TVB.

6. *Reasons for the Agreements*

As stated in the letter from the Board, the Agreements (except for the provision of management services) are renewals of agreements previously entered into between various companies of the Group and MBNS in 2002. As the TVB8, Xing He and TVBS-Asia channels are channels compiled for overseas markets and already distributed to various countries and the programmes which are licensed to MBNS are from the existing TVB programme library or programme co-produced by TVB for worldwide distribution, the entry into the licensing agreements will enable the Group to generate more income with minimal increase in overheads and the brand names of "TVB", "TVB8", "Xing He" and "TVBS-Asia" would enjoy continuous exposure in Malaysia and Brunei and hence strengthen their market position. As for the agreements for the provision for management services and advertising sales services, they are able to generate additional revenue for the Group.

As stated in the letter from the Board, the share of advertising revenue payable by the Group and the fees receivable by the Group under the Agreements have been agreed between the parties after arm's length negotiation with reference to the historical dealings between the parties, an upturn in economy which will likely result in higher subscriber number and advertising revenue, the projection of subscription figure for the Malaysian pay television market and the subscribers growth guaranteed by MBNS.

In light of the above, in particular:

(i) the considerable growth in number of subscribers in recent years of the Malaysian pay-television market;

(ii) the growth potential of the Malaysian pay-television market due to its relative low penetration rate as compared to other countries in the Asia Pacific region;

(iii) the importance of programme licensing and distribution and the channel operations business segments to TVB;

(iv) TVB has provided certain services similar to the Services to companies in other countries;

(v) the Board's intention to continue penetrating the telecast licensing business in Malaysia and Singapore markets as a whole;

(vi) the growing importance of the Malaysia and Singapore geographical segment as a whole to TVB;

(vii) the Agreements and the Transactions, relate to the provision of the services which are part and parcel, and pertinent to both the programme licensing and distribution, and the channel operations business segments of TVB and also to the Malaysia and Singapore geographical segment of TVB as a whole; and

(viii) the strengthening of TVB's market position in Malaysia and Brunei and the generating of additional revenue as a result of entering into the Agreements and the Transactions,

we are of the view that the Agreements and the Transactions are entered into in the usual and ordinary course of business of TVB and is in line with the long term business strategy of TVB. In addition, we are of the view that the Agreements and the Transactions are on normal commercial terms, fair and reasonable and are in the interests of the Shareholders and the Group as a whole.

B. Basis of the Cap Amount

In formulating our opinion in relation to the Cap Amount, we have reviewed the calculation of the Agreements, and we noted that the Cap Amount consists of three portions, namely:

(i) licensing service fees;

(ii) advertising sales revenue; and

(iii) management services fees.

As stated in the letter from the Board, the determination of the Cap Amount is based on:

(i) the past growth rate in subscription and advertising income;

(ii) the monthly fees payable under the provision of management services arrangement;

(iii) the residential subscriber growth of 28,000 subscribers for every period of 12 months guaranteed by MBNS; and

(iv) the potential fluctuation of currency exchange rate between Malaysian Ringgits and Hong Kong dollars.

1. The Cap Amount for 2005

The historical amount of the consideration received in 2004 from MBNS in respect of the previous agreements of the Services between the Group and MBNS (the "Previous Arrangements") and the Cap Amount for 2005 are as follows:

Year	**Amount** (HK$)
2004	174,103,000
2005	220,000,000

The Cap Amount for 2005 represents an approximate 26.4% increase from the consideration received in 2004 from MBNS in respect of the Previous Arrangements.

In assessing the fairness and reasonableness of the Cap Amount for 2005, we have considered the following:

a. Historical amounts of consideration received under the Previous Arrangements

Based on our discussions with the management of TVB, the historical amounts of consideration received under the Previous Arrangements are shown in Table 5 below:

Table 5: Consideration received under the Previous Arrangements

Year	**Amount** (HK$)	**Annual growth rate** (%)
2002	126,765,000	Not applicable
2003	156,182,000	23.2
2004	174,103,000	11.5
Average annual growth rate		17.4

Source: TVB's data

As illustrated in Table 5 above, the consideration received under the Previous Arrangements enjoyed steady growth from year 2002 to 2004 at an average of approximately 17.4% per annum. Based on our discussions with the management of TVB and with reference to Astro's data, the increase in consideration received was mainly due to the development of the Malaysian television industry as the growth of Astro's television services subscriber numbers from approximately 854,400 in January 2002 to approximately 1,595,000 in October 2004. In light of the above, we are of the view that it is reasonable for this steady growth in the consideration received under the Previous Arrangements will continue for the Transactions for 2005.

b. Number of subscribers of the pay-television services of Astro and Dynasty

Based on our discussions with the management of TVB, they expect the growth trend in the consideration received under the Previous Arrangements will continue under the Transactions as Astro keeps capturing more market share, hence, a further increase in its television subscriber numbers. As illustrated earlier in our letter under the section headed "4. Overview of the television industry in Malaysia and Brunei", the number of subscribers of Astro has enjoyed considerable growth in recent years. A summary of these data is shown in Table 6 below for ease of reference.

Table 6: Number of subscribers of pay-television services of Astro

As at	Total number of subscribers ('000)	Annual growth rate (%)
January 2002	854.4	40.7
January 2003	1,069.9	25.2
January 2004	1,392.7	30.2
October 2004	1,595.0	Not applicable
Average annual growth rate		32.0

Source: Prospectus, annual report and announcement of Astro

As illustrated in Table 6 above, during the period from January 2002 to January 2004, the annual growth rate of total subscribers of Astro ranged from approximately 25.2% to approximately 40.7% with an average of approximately 32.0%. Furthermore, there was an increase of approximately 202,300 in the total number of subscribers from approximately 1.39 million to approximately 1.60 million during the 9-month period ended October 2004.

In addition, according to an Astro's press release dated 13 July 2004, Astro's chief executive officer forecasted that there would be monthly increase of some 25,000 subscribers to its television services and he also expected Astro would achieve a target of 2.5 million subscribers over the next five years. On this basis, the total subscribers of Astro would increase by 50,000 and 300,000 respectively for the periods from October 2004 to December 2004 and from January 2005 to December 2005. As stated earlier in our letter, based on approximately 600,000 subscribers of the Dynasty package as at October 2004 which represented approximately 38% of the total subscribers of Astro, the total subscribers of the Dynasty package would therefore, based on these projections, increase by approximately 19,000 and 114,000 respectively for the periods from October 2004 to December 2004 and from January 2004 to December 2005, totaling approximately 619,000 and 733,000 respectively in December 2004 and December 2005 which represents an annual growth rate of approximately 18.4% for the year of 2005.

In light of the above, in particular with the projections of the growth in subscribers by Astro, we are of the view that the growth trend in the consideration received under the Previous Arrangements will continue for the Transactions is reasonable.

c. *Potential fluctuation of exchange rate between Malaysian Ringgits and Hong Kong dollars*

As stated in the letter from the Board, the potential fluctuation of currency exchange rate between Malaysian Ringgits ("RM") and Hong Kong dollars has been taken into consideration to determine the Cap Amount. Currently, the exchange rate of Malaysian Ringgits to US dollars is pegged at approximately US$1 to RM3.8 by the Malaysian government since 1998, whereas, Hong Kong dollars has also been pegged to US dollars at an exchange rate of approximately US$1 to HK$7.8 since mid-1980s. As a result, Malaysian Ringgits has been effectively pegged to Hong Kong dollars since 1998.

Although the exchange rate of Malaysian Ringgits and Hong Kong dollars has been pegged for a certain period of time, whether and for how long these policies will remain unchanged are uncertain. In light of this, the management of TVB has included a provision for the potential fluctuation in the exchange rate into the Cap Amount.

Based on our discussions with the management of TVB, the consideration receivable under the Transactions for the provision of the services under the Agreements are receivable by TVB in Malaysian Ringgits, therefore its monetary value difference to the Cap Amount for 2005, which is in Hong Kong dollars, will vary due to any potential fluctuation of the exchange rate between Malaysian Ringgits and Hong Kong dollars. Therefore, in light of this, we consider that it is reasonable to take into account of this potential fluctuation of exchange rate between Malaysian Ringgits and Hong Kong dollars in determination of the Cap Amount which would therefore be higher than the historical amounts of these transactions under the Previous Arrangements.

d. *New arrangement for withholding taxation payment under the licensing agreements*

Under the previous licensing agreements, MBNS settles licensing fees to TVBI and TVBSE on a net of tax basis. However, under the Agreements, MBNS will settle the licensing fees payments before deductions of the withholding tax. This tax will then be subsequently paid by TVB from its licensing fee revenue. Management of TVB, indicates that the withholding tax accounts for approximately 10% of the overall licensing service fees.

We have reviewed both the previous licensing agreements and the Agreements, and we consider the new arrangement for withholding taxation payment is acceptable. Therefore, in light of the above, we consider it is reasonable that the Cap Amount for 2005, which will include this new arrangement for withholding tax payment, will be generally higher than the historical amounts of these transactions under the Previous Arrangements.

e. *Provision of management services*

Based on our discussions with the management of TVB, there was no provision of management services by the Group to MBNS during the period from October 2001 to September 2004. Accordingly, the historical amounts under the Previous Agreements did not comprise of any management services fees. Based on our understanding from the management of TVB, the Cap Amount will include this additional management services fees. Therefore, in light of this, we consider that the Cap Amount for 2005, which will include this new provision of management services, will be generally higher than the historical amounts of these transactions under the Previous Arrangements.

In view of the above, in particular:

(i) the considerable growth in the consideration received under the Previous Arrangements and its likelihood to continue for the Transactions in 2005;

(ii) the considerable growth in the number of subscribers of Astro in the recent years and projected growth by Astro in the next five years;

(iii) the potential fluctuation of exchange rate between Malaysian Ringgits and Hong Kong dollars;

(iv) the new arrangement for withholding taxation payment under the licensing agreements; and

(v) the additional management services fees receivable by the Group under the Agreements,

we are of the opinion that the Cap Amount for 2005 is fair and reasonable.

2. *Annual growth rate of the Cap Amount from January 2005 to September 2009*

As stated in the letter from the Board, details of the Cap Amount are as follows:

Period	Amount (HK$)	Annual growth rate (%)
For year ending December 2005	220,000,000	26.4
For year ending December 2006	236,000,000	7.3
For year ending December 2007	256,000,000	8.5
For year ending December 2008	274,000,000	7.0
For 9 months ending September 2009	219,000,000	6.6[1]
Average annual growth rate from January 2005 to September 2009		11.2

Note 1: The growth rate from the previous year is calculated based on a pro-rata basis to the previous year Cap Amount.

Based on our discussions with the management of TVB, it is our understanding that the consideration receivable from MBNS by the Group during the duration of the Agreements will be contributed by no less than 50% from the licensing service, and the remaining portion will be contributed by advertising sales and management services.

In assessing the fairness and reasonableness of the increase in the Cap Amount for each of the years within the duration of the Agreements, we considered the following:

a. *Number of subscribers of the pay-television services of Astro and the Dynasty package*

As stated earlier in our letter in the section headed "1. The Cap Amount for 2005", the management of TVB expects the growth trend in the consideration received under the Previous Arrangements will continue under the Transactions as Astro keeps capturing more market share, hence, a further increase in its television subscriber numbers. As illustrated in that particular section of our letter, based on: (i) our review of the considerable growth in subscriber numbers of Astro in recent years; (ii) the projection of the growth in the number of subscribers of Astro by the chief executive officer over the next five years (please see above); and (iii) the Dynasty package having approximately 600,000 subscribers as at October 2004 which represented approximately 38% of the total subscribers of Astro, the resulting projected growth in the number of subscribers of the Dynasty package is illustrated in Table 7 below:

Table 7: Expected number of subscribers of the Dynasty package from 2005 to 2009

Period	Projected subscribers	Annual growth rate *(%)*
For year ending December 2005	733,000	18.4
For year ending December 2006	847,000	15.6
For year ending December 2007	961,000	13.5
For year ending December 2008	1,075,000	11.9
For 9 months ending September 2009	1,160,500	n/a[1]
Average annual growth rate of estimated Dynasty subscriber number from December 2005 to September 2009		14.9

Note 1: n/a means not applicable

As illustrated in Table 7 above, the resultant projected annual growth rate of the number of subscribers of the Dynasty package ranges from approximately 11.9% to approximately 18.4% with an average of approximately 14.9% for the years ending December 2005 to September 2009. As the average annual growth rate of the Cap Amount of approximately 11.2% is in line with the resultant projected annual growth rate of the number of subscribers of the Dynasty package, we are of the view that the Cap Amount is fair and reasonable.

b. *Astro's television advertising revenue in Malaysia*

Based on our discussions with the management of TVB, they expect a higher amount of advertising revenue will be generated as the Malaysian television industry continues to grow. We reviewed the overall advertising revenue of the television industry in Malaysia and Astro's share of such revenue. A summary of these information are shown in Table 8 and Table 9 below:

Table 8: Television advertising revenue in Malaysia

Period	**Amount** *(RM million)*
For the year ended December 2002	872.1
For the year ended December 2003	929.9
For 9 months ended September 2004	926.0

Source: Nielsen Media Research (from Astro's prospectus)

Table 9: Astro's market share in television advertising revenue in Malaysia

As at	**Astro's market share** *(%)*
October 2003	12.6
July 2004	11.3
October 2004	14.0

Source: Astro's prospectus and Television Asia

As illustrated in Table 8 above, advertising revenue from the television industry in Malaysia increased by approximately 6.6% from approximately RM872.1 million to approximately RM929.9 million from 2002 to 2003. In addition, the revenue for the 9 months ended September 2004 almost reached the full year amount of 2003. Furthermore, as illustrated in Table 9 above, Astro's market share in the overall television advertising revenue in Malaysia increased from approximately 12.6% as at October 2003 to approximately 14.0% as at October 2004.

In light of the above, namely the growth of advertising revenue of the television industry in Malaysia and the increase in Astro's market share of such revenue, we consider that the general upward trend of the Cap Amount for the duration of the Agreement is fair and reasonable.

Therefore, in view of the above, in particular:

(i) the average annual growth rate of the Cap Amount being in line with the resultant projected annual growth rate of the number of subscribers of the Dynasty package; and

(ii) the growth in the overall television advertising revenue in Malaysia and Astro's share of such revenue,

we are of the opinion that the Cap Amount for the duration of the Agreements is fair and reasonable.

C. Justification for the longer duration for the Agreements

In formulating our opinion as to whether the duration of the Agreements being each individually in excess of three years is justifiable and whether it is normal business practice for contracts of this type to be of such duration, we considered the following:

1. *Previous arrangements between the Group and MBNS*

In our analysis of the duration of the Agreements, we reviewed: (i) the announcement of TVB dated 1 November 2001 in relation to the Previous Arrangements; (ii) the Previous Arrangements; and (iii) the Agreements.

Based on our review and our discussions with management of TVB, a comparison of the duration of the Previous Arrangements and that of the Agreements is shown in Table 10 overleaf:

Table 10: Durations of the Previous Arrangements and the Agreements

	Previous Arrangements		The Agreements	
	Effective period	**Duration**	**Effective period**	**Duration**
a. Licensing service	1 October 2001 to 30 September 2004[1]	3 years	1 October 2004 to 30 September 2009	5 years
b. Advertising sales services	1 October 2001 to 30 September 2004[1]	3 years	1 October 2004 to 30 September 2009	5 years
c. Management services	1 October 1996 to 30 September 2001[2]	5 years	1 October 2004 to 30 September 2009	5 years

Note 1: A master agreement was signed between the parties on 30 September 2001 for the duration of 3 years. Amended agreements for the respective services were signed between the parties in May and June 2002 to cover the remaining term of the master agreement.

Note 2: There was no provision of management services by the Group to MBNS during October 2001 to September 2004. The agreement was signed in October 2005 but only effective from October 1996.

As shown in Table 10 above, the Previous Arrangements for the licensing service and the advertising sales services were both for a duration of three years, where as, the provision of management services had a duration of five years. Based on our discussions with the management of TVB, we noted that the duration of the Previous Arrangements were determined after arm's length negotiation between the parties with reference to the following factors:

(i) the pay-television industry in Malaysia was at pre-mature development stage when the previous agreements were entered into in 1995 or 2001 (as the case may be);

(ii) the overall development of Astro and MBNS in 1995 and 2001; and

(iii) the proposed terms and conditions of the Previous Arrangements.

In determining the duration of five years for the Agreements, based on our discussions with the management of TVB, they had considered the following:

(i) the development of Astro was successful in recent years with increasing number of subscribers and household penetration rate;

(ii) the potential growth of the Malaysia pay-television market;

(iii) the potential of TVB in capturing more development opportunities in Malaysia;

(iv) the establishment of a long-term cooperation relationship with Astro;

(v) Astro indicated its intention on running the advertising function on Dynasty channels without partnership with external parties; and

(vi) the potential of generating more income by capitalizing on the pay-television market development by Astro in Malaysia.

It is our understanding from the management of TVB that in the consideration of the above factors, and after arm's length negotiation with Astro, TVB decided to enter into the Agreements with a duration of five years to secure and capitalize the Group's potential development in Malaysia and Brunei in the next five years.

In light of the above factors, we consider that the longer duration of five years for the Agreements as compared to the shorter duration of three years for the Previous Arrangements secured by TVB after arm's length negotiation with Astro is in the interests of TVB and the Shareholders as a whole.

2. *Similar arrangements between: (i) the Group and independent third parties; and (ii) comparable companies in the television industry, for certain services similar to the Services*

We also reviewed sample agreements entered between the Group and independent third parties for certain services similar to the Services. We noted that the duration of these agreements generally exceeded three years.

Furthermore, we reviewed various similar transactions between other industry players and their business partners in recent years, a summary of which are shown in the Table 11 below:

Table 11: Durations of licensing agreements between industry players and their business partners

Party A	Party B	Year of the contract	Duration
Fox Entertainment Group	4Kids Entertainment	1999	4 years
UTV Software Communications Ltd.	Star India Pvt. Ltd.	2004	5 years
Fox Entertainment Group	Home Box Office	1999	10 years
STAR TV Filmed Entertainment Ltd.	Phoenix Satellite Television Movies Ltd.	1998	10 years

Sources: Corporate website, annual report or prospectus of the respective companies and website of News Corporation

As illustrated in Table 11 above, the duration of these sample contracts for similar arrangements between other television operators in the industry are generally for a long duration from four years up to ten years.

In view of the above, in particular:

(i) the duration of similar arrangements between the Group and independent third parties generally exceeding three years; and

(ii) the duration of contracts for similar arrangements between other television operators in the industry could have a long duration from four years up to ten years,

we are of the opinion that the duration of the Agreements are in line with TVB's normal business practice and the length of the duration of the Agreements is not unique in the pay-television industry.

In light of the above, we are of the opinion that the duration of the Agreements being each individually in excess of three years is justifiable and that it is normal business practice for contracts of this type to be of such duration.

RECOMMENDATION

Having considered the principal factors referred to above, we are of the view that the Agreements and the Transactions are entered into in the ordinary and usual course of business of TVB, on normal commercial terms, fair and reasonable and in the interests of TVB and the Shareholders as a whole, the Cap Amount is fair and reasonable, the duration of the Agreements is justifiable and that it is normal business practice for contracts of this type to be of such duration. Accordingly, we advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favor of the Agreements, the Transactions and the Cap Amount at the EGM. We also recommend the Independent Shareholders to vote in favor of the Agreements, the Transactions and the Cap Amount at the EGM.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Liu Chee Ming
Managing Director

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Alvin Lai
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange (together, "Discloseable Interests") were as follows:

	No. of Shares				
	Personal interests	Family interests	Corporate interests	Total	Approximate percentage of issued share capital
Sir Run Run Shaw	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
Mona Fong	1,146,000#	–	–	1,146,000	0.26%
Dr. Chow Yei Ching	100,000	–	–	100,000	0.02%
Christina Lee Look Ngan Kwan	602,144	–	16,701,000(b)	17,303,144	3.95%
Lee Jung Sen	1,262,415	–	–	1,262,415	0.28%
Dr Li Dak Sum	–	–	300,000(c)	300,000	0.07%
Louis Page	220,000	–	–	220,000	0.05%
Chien Lee	600,000	–	–	600,000	0.14%

Note: Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".

(a) 113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.

(b) 10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and, in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.

(c) The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.

All the interests stated above represent long positions. Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any Discloseable Interests.

3. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, the Directors and the chief executive of the Company are not aware of any person (other than the Directors and the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Interests in the Company

Name of shareholder	No. of Shares	Approximate percentage of issued share capital
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,220,600 *(i)*	7.81%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 *(ii)*	6.02%
State Street Corporation	21,956,534 *(iii)*	5.01%

Note: Duplication of shareholdings occurred between parties* shown here and above under "Directors' Interests".

(i) Interests were held in the capacity as investment adviser to clients of OppenheimerFunds, Inc.

(ii) Interests were held in the capacity of investment manager.

(iii) Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interest.

All the interests stated above represent long positions.

Interests in the subsidiaries of the Company

Name of subsidiary	Name of shareholder	Number of ordinary shares	Approximate percentage of issued share capital
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
TVB Publishing Holdings Limited	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
TVB Publications Limited	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
Art Limited	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4. EXPERTS

The following is the qualification of the expert who has been named in this circular or has given opinions or advice which are contained in this circular:

Name	Qualification
Platinum Securities Company Limited	a corporation deemed licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Platinum has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, except for 158,000 shares of Shaw Brothers (Hong Kong) Limited held by the investment arm of the Platinum group of companies, Platinum was not interested beneficially or otherwise in any shares in TVB or any of its subsidiaries or associated corporations and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any shares in TVB or any of its subsidiaries or associated corporations nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited financial statements of TVB were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

5. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had an existing or proposed service contract with any member of the Group which is not determinable within one year without payment of compensation (other than statutory compensation).

6. COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

7. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance were pending or threatened against any member of the Group.

8. PROCEDURES FOR DEMANDING A POLL

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless:

(a) (before or on the declaration of the result of the show of hands or the withdrawal of any other demand for a poll) a poll is demanded by:

 (i) the Chairman; or

 (ii) at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

 (iii) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

 (iv) by a Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(b) (before, at or during the general meeting) a poll is directed orally or by notice in writing by the Broadcasting Authority to be conducted upon any resolution put or to be put to the general meeting pursuant to Section 19(3) of Schedule 1 to the Broadcasting Ordinance.

9. GENERAL

(a) The secretary of the Company is Mak Yau Kee Adrian, FCA, FCPA who is also the qualified accountant of the Company.

(b) The share registrar of the Company is ComputerShare Hong Kong Investor Services Limited whose registered office is at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong.

(c) There is no contract arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date in which any Director is materially interested and which is significant in relation to the business of the Group.

(d) None of the Directors has, or has had, any direct or indirect interest in any asset which has been acquired or disposed of by or leased to, or which has proposed to be acquired or disposed of by or leased to, the Company or its subsidiaries since 31 December 2004, the date to which the latest published audited consolidated financial statements of the Group were made up, save that Shaw Brothers (Hong Kong) Limited, a substantial shareholder of the Company, continues to lease office premises and carpark spaces to the Company; Sir Run Run Shaw may be deemed to be interested in Shaw Brothers (Hong Kong) Limited.

(e) The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, the date to which the latest published audited accounts of the Group which were made up.

(f) The English language text of this document shall prevail over the Chinese language text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Agreements will be available for inspection during normal business hours (Saturdays and public holidays excepted) at TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong from the date of this circular up to and including 25 May 2005.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Television Broadcasts Limited (the "Company") will be held at Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 25 May 2005 at 11:30 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following resolution as ordinary resolution of the Company:

> "**THAT** the Agreements (as defined in the circular dated 11 April 2005 despatched to the shareholders of the Company (a copy of which has been produced to the meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification, "Circular")), copies of which have been produced to the meeting and marked "B" and initialled by the chairman of the meeting for the purpose of identification, the transactions contemplated thereunder and the Cap Amount (as defined in the Circular) be and are hereby approved, ratified and confirmed."

By order of the Board
Mak Yau Kee Adrian
Company Secretary

Hong Kong, 11 April 2005

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

Share registrars:
ComputerShare Hong Kong Investor Services Limited
Hopewell Centre
46th Floor
183 Queen's Road East
Wanchai
Hong Kong

Notes:

1. A member may in respect of any shares held by him attend by proxy any general meeting which he is entitled to attend in person. A proxy need not be a member of the Company. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, and the same right to speak at the meeting as the appointor has in respect of the relevant shareholding.

2. A form of proxy for the meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the share registrars of the Company at the above address not less than 48 hours before the time appointed for holding the meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.

3. The register of members of the Company will be closed from 4 May 2005 to 25 May 2005, both dates inclusive, to allow sufficient time for members of the Company to complete and return the declaration of voting controller as required under the provisions of the Broadcasting Ordinance.

4. The ordinary resolution will be determined by way of poll.

附註：

1. 股東可就所持任何股份委派代表，以代其出席任何該股東有權親身出席之股東大會。受委代表毋須為本公司股東。委任代表文件會被視為包括要求或聯同他人要求按股數投票表決之權利，並就有關股權賦予與委任人於會上發言之相同權利。

2. 本通告隨附代表委任表格。代表委任表格連同簽署表格之授權書或其他授權文件（如有），或經由公證人簽署證明之該等授權書或授權文件副本，須於大會指定舉行時間48小時前送達本公司股份過戶登記處之上述地址，方為有效。倘違反上述規定，代表委任表格及授權書或其他授權文件將被視為無效。

3. 為給予本公司股東充足時間就廣播條例之條文填妥及交回表決投票權控制人聲明書，本公司由二零零五年五月四日至二零零五年五月二十五日（包括首尾兩日）暫停辦理股份過戶登記手續。

4. 普通決議案將以按股數投票方式表決。

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號:511

茲通告電視廣播有限公司(「本公司」)謹訂於二零零五年五月二十五日星期三上午十一時三十分假座香港九龍尖沙咀東部九龍香格里拉酒店閣樓海景廳舉行股東特別大會,以考慮及(如適當)通過(不論有否修訂)下列決議案為本公司普通決議案:

「**動議**謹此批准、追認及確認該等協議(定義見本公司寄發予股東日期為二零零五年四月十一日之通函(「通函」),註有「A」字樣之通函已提交大會,並由大會主席簡簽以資識別)、據此擬進行之交易及上限金額(定義見通函),註有「B」字樣之該等協議副本已提交大會,並由大會主席簡簽以資識別。」

承董事局命
公司秘書
麥佑基
謹啟

香港,二零零五年四月十一日

註冊辦事處兼主要營業地點:
香港
九龍
將軍澳工業邨
駿才街77號
電視廣播城

股份過戶登記處:
香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心
46樓

9. 一般事項

(a) 本公司之公司秘書為麥佑基FCA, FCPA，彼亦為本公司合資格會計師。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，註冊辦事處位於香港灣仔皇后大道東183號合和中心46樓。

(c) 於最後可行日期，董事概無於本集團任何成員公司所訂立對本集團業務屬重大之有效合約安排當中擁有重大權益。

(d) 除本公司主要股東邵氏兄弟(香港)有限公司持續出租辦公室及停車位予本公司，而邵逸夫爵士可被視為擁有邵氏兄弟(香港)有限公司權益外，董事現時或過往概無於本公司或其附屬公司自二零零四年十二月三十一日(即本集團最近期刊發經審核綜合財務報表結算日)以來所收購或出售或租賃或擬收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

(e) 董事並不知悉，本集團之財務或貿易狀況自二零零四年十二月三十一日(即本集團最近期刊發經審核賬目結算日)以來有任何重大逆轉。

(f) 本文件之中英文版本如有任何歧異，概以英文本為準。

10. 備查文件

該等協議副本由本通函刊發日期起至二零零五年五月二十五日(包括該日)止，於一般辦公時間內(星期六及公眾假期除外)，可於香港九龍將軍澳工業邨駿才街77號電視廣播城查閱。

5. 董事之服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或擬訂立不可於一年內免付賠償（法定補償除外）予以終止之服務合約。

6. 董事及聯繫人士擁有之權益衝突

於最後可行日期，各董事或彼等各自之聯繫人士（定義見上市規則）概無擁有任何對本集團業務構成競爭或可能構成競爭之業務權益（倘董事各自為該等業務之控股股東，須根據上市規則第8.10條作出披露）。

7. 訴訟

於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或索償，而就董事所知，本集團各成員公司亦無任何尚未了結或面臨重大訴訟或索償。

8. 要求按股數投票表決之程序

除下列情況外，於任何股東大會提呈表決之決議案須以舉手表決方式進行：

(a) 於宣佈舉手表決結果之前或當時或撤回按股數投票表決之任何其他要求時，以下人士要求以按股數投票方式表決：

(i) 主席；或

(ii) 有權於大會投票並親身出席之最少三名股東或受委代表；或

(iii) 佔全體有權於大會投票之股東全部投票權不少於十分之一並親身出席之任何一名或多名股東或受委代表；或

(iv) 持有獲賦予可在大會投票權利之本公司股份之實繳股款總額不少於獲賦予該等權利之所有股份實繳股款總額十分之一股份並親身出席之一名或多名股東或受委代表；或

(b) 於股東大會之前、當時或期間，廣播管理局根據廣播條例附表1第19(3)條，口頭或書面指示須就任何於股東大會提呈或將提呈之決議案進行按股數投票表決。

於本公司旗下附屬公司之權益

附屬公司名稱	股東名稱	普通股數目	佔已發行股本概約百分比
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
電視廣播出版(控股)有限公司	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
電視廣播出版有限公司	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
藝術有限公司	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4. 專家

名列於本通函內或於本通函載有其意見或建議之專家，其資格如下：

名稱	資格
百德能證券有限公司	根據證券及期貨條例視為持牌法團，可從事第1類(證券交易)及第6類(就機構融資提供意見)受規管活動

百德能已就本通函之刊發發出同意書，同意按本通函之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

於最後可行日期，除百德能集團旗下投資公司持有之邵氏兄弟(香港)有限公司158,000股股份外，百德能概無實益或以其他方式擁有電視廣播或其任何附屬公司或相聯法團之任何股份權益，亦無擁有任何權利(不論能否合法強制執行)或購股權，以認購或提名他人認購電視廣播或其任何附屬公司或相聯法團任何股份，而且概無於本集團任何成員公司自電視廣播最近期刊發經審核財務報表結算日以來所收購或出售或租賃或擬收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部股本權益。

上文所載全部權益均屬好倉。除本文披露者外，於最後可行日期，各董事或本公司之行政總裁概無擁有任何須予披露權益。

3. 主要股東

除下文所披露者外，各董事及本公司之行政總裁並不知悉有任何人士（各董事及本公司之行政總裁除外）於最後可行日期，在本公司之股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有任何類別之股本面值10%或以上權益，該等權益附帶權利，可於任何情況下在本集團任何成員公司之股東大會上投票：

於本公司之權益

股東名稱	股份數目	佔已發行股本概約百分比
邵氏兄弟（香港）有限公司	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,220,600*(i)*	7.81%
邵氏基金（香港）有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000*(ii)*	6.02%
State Street Corporation	21,956,534*(iii)*	5.01%

*附註：*上述註有*號者之人士與上文「董事權益」註有*號者之人士的股權重疊。

(i) 該等權益乃以OppenheimerFunds, Inc.客戶之投資顧問身份持有。

(ii) 該等權益乃以投資經理的身份持有。

(iii) 該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其全部股本權益。

上文所載全部權益均屬好倉。

1. 責任聲明

本通函乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

2. 董事權益

於最後可行日期，各董事及本公司行政總裁在本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份及債券中，擁有並須根據證券及期貨條例第十五部第7及第8分部規定知會本公司及聯交所之權益或淡倉（包括彼等根據證券及期貨條例之有關條文被視作或當作擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於本公司按該條存置之登記冊內之權益或淡倉，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益或淡倉（合稱「須予披露權益」）如下：

	股份數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本概約百分比
邵逸夫爵士	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
方逸華	1,146,000#	–	–	1,146,000	0.26%
周亦卿博士	100,000	–	–	100,000	0.02%
利陸雁群	602,144	–	16,701,000(b)	17,303,144	3.95%
利榮森	1,262,415	–	–	1,262,415	0.28%
李達三博士	–	–	300,000(c)	300,000	0.07%
費道宜	220,000	–	–	220,000	0.05%
利乾	600,000	–	–	600,000	0.14%

*附註：*上述註有#號者之人士的股權重疊及上述註有*號者之人士與下文「主要股東」註有*號者之人士的股權重疊。

(a) 該批股份分別由邵氏兄弟（香港）有限公司持有113,888,628股及邵氏基金（香港）有限公司持有27,286,200股，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股、Crystal Investments Limited持有1,581,000股、Compass Inc.持有3,162,000股及Bonus Inc.持有1,581,000股。此等公司之董事（祇限於就本段所述之股份而言）慣於按照利陸雁群女士之指令行事。

誠如上文表十一所呈示，業內其他電視經營商就同類安排所訂立該等範本合約之年期，一般為四至十年之長年期。

鑑於上文所述，特別是：

(i) 貴集團與獨立第三方之同類安排年期，一般超過三年；及

(ii) 業內其他電視經營商就同類安排訂立之合約年期應為四至十年之長年期，

吾等認為，該等協議之年期符合電視廣播之一般商業慣例，且該等協議之年期於收費電視業內屬常見。

基於上文所述，吾等認為該等協議各自年期超逾三年屬於合理，而此年期符合同類合約之一般業務慣例。

推薦意見

經考慮上述主要因素後，吾等認為該等協議及交易乃於電視廣播一般日常業務中按一般商業條款訂立，屬公平合理及符合電視廣播及股東整體利益；上限金額屬公平合理；該等協議年期屬合理，且有關年期亦符合同類合約之一般商業慣例。因此，吾等建議獨立董事委員會推薦獨立股東於股東特別大會投票贊成該等協議、交易及上限金額。吾等亦推薦獨立股東於股東特別大會投票贊成該等協議、交易及上限金額。

此致

獨立董事委員會及列位獨立股東 台照

代表
百德能證券有限公司
董事總經理
劉志敏
謹啟

代表
百德能證券有限公司
董事
黎樹勳
謹啟

二零零五年四月十一日

(iii) 電視廣播爭取更多在馬來西亞發展商機之潛力；

(iv) 與Astro建立長期合作關係；

(v) Astro表明其有意於Dynasty頻道從事廣告活動，而不與外界人士合夥；及

(vi) Astro於馬來西亞收費電視市場之發展所產生更多收入之潛力。

吾等從電視廣播管理層得知，在考慮上述因素及經與Astro公平磋商後，電視廣播決定訂立為期五年之該等協議，以把握及發揮 貴集團於未來五年在馬來西亞及汶萊的發展潛力。

鑑於上述因素，吾等認為，與過往安排之三年較短年期相比，電視廣播經與Astro公平磋商後就該等協議所取得為期五年之較長年期乃符合電視廣播及股東整體利益。

2. *(i)貴集團與獨立第三方；及(ii)電視行業可資比較公司，就類似有關服務之若干服務所訂立相若安排*

吾等並已審閱 貴集團與獨立第三方就類似有關服務之若干服務所訂立協議樣本。吾等發現此等協議之年期一般超過三年。

此外，吾等已審閱近年業內其他公司與其業務夥伴之多項同類交易，並於下文表十一概述：

表十一：業內人士與其業務夥伴之特許協議年期

甲方	乙方	合約年份	年期
Fox Entertainment Group	4Kids Entertainment	一九九九年	四年
UTV Software Communications Ltd.	Star India Pvt. Ltd.	二零零四年	五年
Fox Entertainment Group	Home Box Office	一九九九年	十年
STAR TV Filmed Entertainment Ltd.	Phoenix Satellite Television Movies Ltd.	一九九八年	十年

資料來源： 各公司之公司網站、年報或售股章程以及News Corporation之網站

表十：過往安排及該等協議之年期

	過往安排		該等協議	
	生效期間	年期	生效期間	年期
a. 特許服務	二零零一年十月一日至二零零四年九月三十日[1]	三年	二零零四年十月一日至二零零九年九月三十日	五年
b. 廣告銷售服務	二零零一年十月一日至二零零四年九月三十日[1]	三年	二零零四年十月一日至二零零九年九月三十日	五年
c. 管理服務	一九九六年十月一日至二零零一年九月三十日[2]	五年	二零零四年十月一日至二零零九年九月三十日	五年

附註1： 訂約各方於二零零一年九月三十日簽訂一份為期三年之總協議，而上述各方亦於二零零二年五月及六月就各有關服務簽訂修訂協議，以涵蓋總協議之餘下年期。

附註2： 貴集團於二零零一年十月至二零零四年九月期間並無向MBNS提供管理服務。協議於二零零五年十月簽訂，惟僅自一九九六年十月起生效。

如上文表十所示，特許服務及廣告銷售服務之過往安排均為期三年，而提供管理服務則為期五年。根據吾等與電視廣播管理層之討論，吾等發現過往安排之年期乃經有關各方參考下列因素後公平磋商釐定：

(i) 於一九九五年或二零零一年（視情況而定）訂立過往協議時，馬來西亞之收費電視行業處於未成熟之發展階段；

(ii) Astro及MBNS於一九九五年及二零零一年之整體發展；及

(iii) 過往安排之建議條款及條件。

根據吾等與電視廣播管理層之討論，電視廣播於決定該等協議之五年年期時已考慮下列因素：

(i) Astro近年發展成功，用戶數目及家庭滲透率均持續上升；

(ii) 馬來西亞收費電視市場之增長潛力；

基於上文所述，即馬來西亞電視業廣告收益增長及Astro於該等收益所佔市場份額增加，吾等認為，於協議年期之上限金額之整體上升趨勢，屬公平合理。

因此，基於上文所述，尤其是：

(i) 上限金額之平均年度增長率與所得出Dynasty套餐用戶人數預測年度增長率一致；及

(ii) 馬來西亞電視廣告收益之整體增長及Astro佔該等收益比率額之增長，

吾等認為，該等協議年期內之上限金額屬公平合理。

C. 該等協議年期延長之理由

吾等就該等協議各自年期超過三年是否合理以及有關年期是否符合同類合約之一般商業慣例得出吾等之意見時，吾等當考慮下列各項：

1. 貴集團與MBNS訂立之過往安排

吾等就該等協議年期之分析中，吾等已審閱：(i)電視廣播於二零零一年十一月一日有關過往安排之公佈；(ii)過往安排；及(iii)該等協議。

根據吾等之審閱及與電視廣播管理層之討論，吾等將過往安排及該等協議之年期加以比較，並於背頁表十列示：

誠如上文表七所示，所得出之Dynasty組合截至二零零五年十二月止年度及截至二零零九年九月之用戶人數預計年度增長率介乎約11.9%至約18.4%，平均增長率約14.9%。由於上限金額之平均年度增長率約11.2%，與所計算Dynasty組合用戶人數預計年度增長率一致，吾等認為，上限金額屬公平合理。

b. Astro於馬來西亞之電視廣告收益

根據吾等與電視廣播管理層之討論，彼等預期，隨著馬來西亞電視行業持續增長，所產生廣告收益將增加。吾等已審閱馬來西亞電視業之整體廣告收益以及Astro應佔該等收益之份額。該等資料列於下文表八及表九：

表八：馬來西亞電視廣告收益

期間	**金額** *(百萬馬來西亞元)*
截至二零零二年十二月止年度	872.1
截至二零零三年十二月止年度	929.9
截至二零零四年九月止九個月	926.0

資料來源： Nielsen Media Research (來自Astro售股章程)

表九：Astro所佔馬來西亞電視廣告收益之市場佔有率

於	**Astro之市場佔有率** *(%)*
二零零三年十月	12.6
二零零四年七月	11.3
二零零四年十月	14.0

資料來源： Astro售股章程及Television Asia

誠如上文表八顯示，馬來西亞電視行業廣告收益由二零零二年至二零零三年之約872,100,000馬來西亞元增加約6.6%至約929,900,000馬來西亞元。此外，截至二零零四年九月止九個月收益已接近二零零三年全年金額。另如上文表九所示，Astro佔馬來西亞整體電視廣告收益之比率，由二零零三年十月約12.6%上升至二零零四年十月約14.0%。

根據吾等與電視廣播管理層之討論，吾等明白 貴集團於該等協議年期自MBNS收取之代價當中，有不少於50%源自特許服務，廣告銷售及管理服務則佔餘下部分。

於評估上限金額於該等協議年期各年之增加是否公平合理，吾等已考慮以下各項：

a. Astro收費電視服務及Dynasty組合之用戶數目

誠如本函件上文「1.二零零五年度上限金額」一節所述，電視廣播之管理層預期，由於Astro繼續取得更大市場份額，致使其電視用戶人數進一步增加，根據過往安排項下交易所收取代價之增長趨勢將持續。誠如本函件該節所述，根據：(i)吾等對Astro近年用戶人數近年大幅增長之檢討；(ii)Astro行政總裁就未來五年Astro用戶人數增長預測（請參閱上文）；及(iii)Dynasty組合於二零零四年十月有約600,000名用戶，相當於Astro用戶總人數約38%，所計算之Dynasty組合用戶人數預測增長於下文表七說明：

表七：二零零五年至二零零九年Dynasty組合預計用戶人數

期間	預計用戶人數	年度增長率 (%)
截至二零零五年十二月止年度	733,000	18.4
截至二零零六年十二月止年度	847,000	15.6
截至二零零七年十二月止年度	961,000	13.5
截至二零零八年十二月止年度	1,075,000	11.9
截至二零零九年九月止九個月	1,160,500	不適用[1]
二零零五年十二月至二零零九年九月Dynasty預計用戶人數平均年度增長率		14.9

附註1：　不適用

e. *提供管理服務*

根據吾等與電視廣播管理層之討論， 貴集團於二零零一年十月至二零零四年九月期間並無向MBNS提供管理服務。因此，過往協議下之金額並不包括任何管理服務費。吾等從電視廣播管理層得知，上限金額將包括此項額外管理服務費。因此，吾等基於此點認為，將包括此項管理服務新安排之二零零五年度上限金額，將普遍高於過往安排項下該等交易之過往金額。

有鑑於此，尤其是：

(i) 根據過往安排所收取代價之可觀增長及二零零五年度交易可能持續錄得有關增長；

(ii) Astro用戶人數近年大幅增加及Astro之未來五年預測增長；

(iii) 馬來西亞元與港元之貨幣匯率潛在波幅；

(iv) 特許協議下預繳税項之新付款安排；及

(v) 貴集團根據該等協議應收之額外管理服務費，

吾等認為，二零零五年之上限金額屬公平合理。

2. *二零零五年一月至二零零九年九月期間上限金額之年度增長率*

如董事局函件所述，上限金額詳情如下：

期間	**金額** （港元）	**年度增長率** (%)
截至二零零五年十二月止年度	220,000,000	26.4
截至二零零六年十二月止年度	236,000,000	7.3
截至二零零七年十二月止年度	256,000,000	8.5
截至二零零八年十二月止年度	274,000,000	7.0
截至二零零九年九月止九個月	219,000,000	6.6[1]
二零零五年一月至二零零九年九月之平均年度增長率		11.2

附註1： 上年度之增長率乃根據上年度上限金額按比例計算。

c.　馬來西亞元與港元之潛在匯率波幅

誠如董事局函件所述，釐定上限金額時已計及馬來西亞元與港元之貨幣匯率潛在波幅。馬來西亞政府自一九九八年起將馬來西亞元兑美元匯率，維持於約1美元兑3.8馬來西亞元之比率；而港元兑美元匯率，亦自八十年代中期以來維持於約1美元兑7.8港元之比率。因此，馬來西亞元自一九九八年以來實際上與港元掛鈎。

儘管馬來西亞元及港元匯率掛鈎制度已實行一段時間，有關政策會否維持及推行年期仍未確定。有見及此，電視廣播管理層已為上限金額就兑換率之潛在波動作出撥備。

根據吾等與電視廣播管理層之討論，電視廣播根據該等協議提供服務就交易收取之代價收益為馬來西亞元，因此，其貨幣價值與以港元計算之二零零五年度上限金額有差異，並將因馬來西亞元兑港元之匯率任何潛在波幅而改變。因此，有鑑於此，吾等認為，釐定上限金額時計及馬來西亞元與港元之潛在匯率波幅屬合理，因此上限金額將高於根據過往安排該等交易之過往金額。

d.　特許協議下預繳稅項之新付款安排

根據過往特許協議，MBNS於扣除稅項後向電視廣播國際及TVBSE支付特許費。然而，根據該等協議，MBNS將支付之特許費未有扣除任何預繳稅項。電視廣播日後將自其發行費收益支付有關稅項。電視廣播管理層表示，預繳稅項約相當於整體特許服務費之10%。

吾等已審閱過往特許協議及該等協議，吾等認為預繳稅項之新安排可予接納。因此，吾等基於此點認為，將包括此項預繳稅項新付款安排之二零零五年度上限金額將普遍高於過往安排項下該等交易之過往金額，吾等認為此乃合理。

表六：Astro收費電視服務用戶人數

於	用戶總人數 （千名）	年度增長率 (%)
二零零二年一月	854.4	40.7
二零零三年一月	1,069.9	25.2
二零零四年一月	1,392.7	30.2
二零零四年十月	1,595.0	不適用
平均年度增長率		32.0

資料來源： Astro售股章程、年報及公佈

誠如上文表六所示，於二零零二年一月至二零零四年一月期間，Astro用戶總人數之年度增長率介乎約25.2%至約40.7%，平均年度增長率約為32.0%。此外，於截至二零零四年十月止九個月期間，用戶總人數亦由約1,390,000名增加約202,300名至約1,600,000名。

再者，根據Astro所發表日期為二零零四年七月十三日之新聞稿，Astro行政總裁預測，未來五年，Astro電視服務用戶將每月增加約25,000名，並預期，Astro將可達致2,500,000名用戶之目標人數。按此基準，Astro用戶總人數將於二零零四年十月至二零零四年十二月及於二零零五年一月至二零零五年十二月兩段期間，分別增加50,000名及300,000名。誠如本函件較早前所述，根據Dynasty組合於二零零四年十月之用戶約600,000名（相當於Astro用戶總人數約38%）計算，根據該等預測，Dynasty組合用戶總人數將於二零零四年十月至二零零四年十二月及於二零零四年一月至二零零五年十二月兩段期間，分別增加約19,000名及114,000名，於二零零四年十二月及二零零五年十二月之總人數分別合共約619,000名及733,000名，即二零零五年之年度增長率約為18.4%。

鑑於上文所述，特別是Astro用戶之增長預測，吾等認為，就交易根據持續過往安排所收取代價之增長趨勢，實屬合理。

二零零五年度之上限金額，較二零零四年就過往安排自MBNS收取之代價增加約26.4%。

於評估二零零五年度上限金額是否公平合理時，吾等曾考慮以下各項：

a. *根據過往安排收取之過往代價金額*

根據吾等與電視廣播管理層之討論，根據過往安排收取之過往代價金額呈列於下文表五：

表五：根據過往安排收取之代價

年度	**金額** （港元）	**年度增長率** (%)
二零零二年	126,765,000	不適用
二零零三年	156,182,000	23.2
二零零四年	174,103,000	11.5
平均年度增長率		17.4

資料來源：　電視廣播之數據

誠如上文表五所示，於二零零二年至二零零四年根據過往安排收取之代價以每年平均增幅約17.4%穩步增長。根據吾等與電視廣播管理層之討論及經參考Astro之數據後，所收取代價之主要增加原因為馬來西亞電視行業發展，Astro電視服務用戶人數由二零零二年一月約854,400戶增至二零零四年十月約1,595,000戶所致。鑑於上文所述，吾等認為，根據過往安排就二零零五年度交易所收取代價繼續穩定增長，實屬合理。

b. *Astro及Dynasty收費電視服務用戶人數*

根據吾等與電視廣播管理層之討論，彼等預期，由於Astro持續取得更大市場份額，致使其電視用戶人數進一步增加，故此，根據過往安排項下交易所收取代價增長趨勢將持續。誠如吾等於本函件上文「4.馬來西亞及汶萊電視行業概覽」一節所論述，Astro用戶人數於近年錄得可觀增長。該等數據概要列示於下文表六，以供參考。

(viii) 由於訂立該等協議及交易,電視廣播於馬來西亞及汶萊之市場地位加強及產生額外收益,

吾等認為,該等協議及交易乃於電視廣播一般日常業務過程中訂立,與電視廣播之長遠業務策略一致。此外,吾等認為該等協議及交易按一般商業條款進行,屬公平合理,並符合股東及 貴集團整體利益。

B. 上限金額之基準

就上限金額編製意見時,吾等已審閱該等協議之計算方法,並注意到,上限金額包括三部分:

(i) 特許服務費;

(ii) 廣告銷售收益;及

(iii) 管理服務費。

誠如董事局函件所述,上限金額乃按下列各項釐定:

(i) 過往用戶及廣告收入增長率;

(ii) 根據提供管理服務安排之條文所應付月費;

(iii) MBNS所作出每十二個月增長28,000個住宅用戶之保證;及

(iv) 馬來西亞元與港元之貨幣匯率潛在波幅。

1. 二零零五年度上限金額

二零零四年就 貴集團與MBNS訂立之過往服務協議(「過往安排」)向MBNS收取之過往代價金額及二零零五年度之上限金額如下:

年度	**金額** (港元)
二零零四年	174,103,000
二零零五年	220,000,000

6. *訂立該等協議之理由*

誠如董事局函件所述，該等協議(提供管理服務除外)為　貴集團旗下多家公司與MBNS於二零零二年所訂過往協議之重續協議。由於TVB8、星河及TVBS亞洲頻道乃為海外市場而設之頻道，並已發行至多個國家，而授出特許權予MBNS播放之節目乃源自電視廣播現有節目庫或由電視廣播共同製作以供全球發行之節目，訂立特許協議將在增加少量成本的情況下，為本集團產生更多收入；同時，並讓「TVB」、「TVB8」、「星河」及「TVBS亞洲」等品牌繼續於馬來西亞及汶萊獲得曝光率，從而鞏固該等品牌之市場地位。至於提供管理服務及廣告銷售服務之協議，它們則可為　貴集團締造額外收益。

誠如董事局函件所述，　貴集團根據該等協議應付之廣告收益及應收之費用乃訂約各方參考彼等過往交易、經濟好轉致令用戶數目及廣告收益可能上升、馬來西亞收費電視市場之預期用戶人數及MBNS提供之用戶增長保證後經公平磋商協定。

鑑於上述各項，尤其是：

(i) 馬來西亞收費電視市場近年用戶人數大幅增長；

(ii) 由於其滲透率相對亞太區其他國家相當低，馬來西亞收費電視市場具增長潛力；

(iii) 節目發行及分銷與頻道業務分部對電視廣播之重要性；

(iv) 電視廣播曾向其他國家之公司提供若干類似有關服務之服務；

(v) 董事局擬繼續於馬來西亞及新加坡整體市場拓展電視廣播發行業務；

(vi) 馬來西亞及新加坡合計地區分部對電視廣播之重要性增加；

(vii) 該等協議及交易與所提供服務相關，並為電視廣播之節目發行及分銷以及頻道運作業務分部以及電視廣播之馬來西亞及新加坡地區合計分部之一部分、其中部分及相關部分；及

下文表四列示電視廣播以馬來西亞及新加坡地區合計分部分析之營業額：

表四：電視廣播按馬來西亞及新加坡地區分部之營業額劃分

截至十二月三十一日止年度	馬來西亞及新加坡營業額[1]（百萬港元）	佔電視廣播總營業額百分比（%）
二零零二年	267	8.4
二零零三年	326	9.9
二零零四年	337	8.8
平均	310	9.0

附註1：　電視廣播將汶萊計入此地區分部。

資料來源：　電視廣播之二零零二年、二零零三年及二零零四年年報及賬目

誠如上文表四所示，電視廣播源自馬來西亞及新加坡合計地區分部（包括汶萊）之營業額絕對值呈穩定增長，由二零零二年約267,000,000港元增至二零零四年約337,000,000港元。該地區分部為電視廣播帶來收益貢獻，佔電視廣播總營業額之百分比，亦穩步增長，由二零零二年約8.4%增至二零零四年約8.8%。此外，吾等亦於電視廣播之二零零三年年報及賬目注意到，董事局擬繼續滲透馬來西亞及新加坡地區分部之電視發行業務。

鑑於上文所述節目發行及分銷以及頻道業務對電視廣播之重要性相當高以及馬來西亞及新加坡地區合計分部對電視廣播營業額之貢獻穩定增長，吾等認為，該等業務及地區分部對電視廣播之長遠策略、日後增長及發展佔相當比重。

由於該等協議及交易與所提供之服務相關，並為該等業務及地區分部之一部分、其中部分及相關部分，吾等認為，該等協議及交易乃於電視廣播一般日常業務過程中訂立，與電視廣播之長遠業務策略一致。

Astro自二零零零年起透過其擁有48.9%權益之Kristal-Astro Sdn Bhd（「Kristal-Astro」）於汶萊提供衛星電視服務。由於汶萊人口僅約為馬來西亞之1%，故當地電視行業對比馬來西亞而言規模明顯較小。除Kristal-Astro外，汶萊尚有兩家其他電視經營商。Kristal-Astro提供36個頻道，其中五個為以國語為主之頻道。

鑑於上述各項，吾等認為，馬來西亞收費電視行業之用戶總人數及住宅滲透率近年大幅增長。此外，基於馬來西亞現時之住宅滲透率較亞太區其他國家相比為低，吾等認為馬來西亞收費電視市場具增長潛力。

5. *電視廣播之海外節目發行及頻道運作業務概覽*

按(i)節目發行及分銷業務分部；及(ii)頻道業務分部（該等協議及交易同屬此兩業務分部）劃分之電視廣播營業額呈列於下文表三：

表三：電視廣播按業務分部之營業額劃分

	截至十二月三十一日止年度					
	二零零二年		二零零三年		二零零四年	
	（百萬港元）	（佔總營業額百分比）	（百萬港元）	（佔總營業額百分比）	（百萬港元）	（佔總營業額百分比）
電視廣播之總營業額	3,162	(100)	3,311	(100)	3,817	(100)
(a) 源自節目發行及分銷之營業額	611	(19.3)	653	(19.7)	679	(17.8)
(b) 源自頻道業務之營業額	599	(19.0)	710	(21.4)	922	(24.2)
(a)及(b)總額	1,210	(38.3)	1,363	(41.1)	1,601	(42.0)

資料來源：電視廣播之二零零二年、二零零三年及二零零四年年報及賬目。

誠如上文表三所示，節目發行及分銷與頻道業務分部佔電視廣播截至二零零二年、二零零三年及二零零四年十二月三十一日止年度總營業額之相當部分，顯示其各自對 貴集團業務之重要性。再者，根據吾等審閱 貴集團與獨立第三方訂立之範本協議，吾等注意到電視廣播亦向其他國家之公司提供類似有關服務之若干服務。

誠如上文表一所示，於二零零零年一月至二零零四年一月期間，Astro用戶總人數之每年增長率介乎約25.2%至約78.6%，平均年度增長率則約為43.7%。此外，Astro之住宅滲透率由二零零零年一月約7.0%增至二零零四年十月約29.0%，這顯示馬來西亞收費電視市場於近年有正面的發展並有相當增長。

吾等進一步比較馬來西亞與亞太區其他國家收費電視住宅滲透率，比較結果概要列示於下文表二：

表二：亞太區收費電視住宅滲透率

	二零零二年	二零零三年	二零零四年
	(%)	(%)	(%)
澳洲	21	22	22
香港	27	42	50
馬來西亞	21	27	29
新加坡	33	35	37
韓國	56	75	85
台灣	83	84	84
平均	40	48	51

資料來源：亞洲有線與衛星電視廣播協會、香港政府、Media Partners Asia、StarHub售股章程、Astro售股章程及年度報告以及澳洲政府

誠如上文表二所示，馬來西亞收費電視於二零零四年之住宅滲透率約29%，屬亞太區其他國家收費電視住宅滲透率之較低水平，亦低於約51%之平均率，反映出馬來西亞收費電視市場之住宅滲透率較亞太區其他國家為低，具未來增長潛力。

Astro目前於合共57個頻道當中提供11個華語頻道，該等華語頻道已包括於兩款名為Dynasty及Emperor之特設華語組合內。 貴集團之電視節目乃透過Dynasty組合播放。根據吾等向電視廣播管理層所理解，於二零零四年十月約有600,000名用戶選用Dynasty組合，滲透率約為Astro約1,595,000名用戶總數之38%。

動畫製作、雜誌出版及其他與廣播相關之業務。誠如電視廣播網站所述，電視廣播於製作華語電視節目及向世界各地華語觀眾發行節目方面享有全球領導地位。

3. MBNS之業務

MBNS為以Astro品牌在馬來西亞提供數碼衛星直接到戶多頻道家居電視服務之唯一持牌供應商。MBNS已授予其一家聯屬公司於汶萊分銷多頻道電視服務。

4. 馬來西亞及汶萊電視行業概覽

Astro於馬來西亞主要從事提供衛星電視服務及其他服務。於二零零五年三月，Astro為馬來西亞唯一收費電視經營商。馬來西亞其他電視經營商僅提供免費電視頻道。

Astro旗下電視業務提供57個海外及本地節目頻道。根據Astro二零零四年第三季業績公佈，馬來西亞住宅用戶數目合共約達1,500,000名，約佔馬來西亞電視市場住宅滲透率29.0%。根據Astro於二零零四年七月十三日之新聞稿，Astro行政總裁預測每月將約有25,000名新用戶訂購其多頻道電視服務，彼亦預期Astro可於未來五年達致2,500,000名用戶之目標。Astro於馬來西亞及實際上馬來西亞整體收費電視市場（由於Astro於二零零五年三月為馬來西亞唯一收費電視經營商）之用戶人數及住宅滲透率概要列示於下文表一：

表一：Astro於馬來西亞之用戶人數及住宅滲透率[1]

	二零零零年一月	二零零一年一月	二零零二年一月	二零零三年一月	二零零四年一月	二零零四年十月
住宅用戶（千名）	296.9	541.4	777.7	984.3	1,283.0	1,470.6
商業、酒店及其他用戶（千名）	43.1	66.0	76.7	85.6	109.7	124.4
用戶總數（千名）	340.0	607.4	854.4	1,069.9	1,392.7	1,595.0
年度用戶增長率(%)	不適用[2]	78.6	40.7	25.2	30.2	不適用[2]
於二零零零年一月至二零零四年一月期間，平均用戶年度增長率						43.7%
住宅滲透率(%)	7.0	12.2	17.1	21.0	26.5	29.0

附註1： 由於截至二零零五年三月，Astro為馬來西亞唯一收費電視營辦商及馬來西亞上市公司，故Astro所公佈之數據被視作公開資料，並可反映馬來西亞收費電視行業之市況。

附註2： 不適用

資料來源： Astro之售股章程、年報及公佈

吾等假設吾等所依賴載於本通函之一切資料、事實、意見及陳述於各重大方面均為真實、完備及準確。董事已確認為通函所載內容承擔全部責任。

吾等並無理由懷疑有關資料之真確性，或通函所提供資料或所表達意見遺漏或隱瞞任何重大事實。然而，根據一般慣例，吾等並無就 貴集團之業務及狀況進行核實程序。吾等認為已審閱足夠資料，致使吾等達至知情意見，並為吾等對該等協議及交易、上限金額及該等協議之年期之意見提供合理基礎。

主要考慮因素及理由

吾等於制訂有關該等協議及交易、上限金額及該等協議之年期之意見以及向獨立董事委員會及獨立股東提供之獨立財務意見時，已考慮以下多項主要因素：

A. 訂立該等協議之理由及好處

1. *該等協議之背景*

於二零零五年三月十八日，董事局宣佈，於二零零四年九月三十日， 貴集團旗下多家公司與MBNS就二零零四年十月一日至二零零九年九月三十日期間之節目授權、頻道授權以及提供管理服務和廣告銷售服務（「有關服務」）訂立六份協議。於二零零四年十月十四日及二零零五年二月十四日，有關訂約方分別訂立兩份及三份補充協議，說明計算保證用戶增長之基本月份，並增加 貴集團內有關公司就分佔酒店及商業用戶所支付發行費之攤分百分比。

MBNS為ASTRO ALL ASIA NETWORKS plc.（「Astro」）之間接全資附屬公司，而ASTRO ALL ASIA NETWORKS plc.間接擁有電視廣播四家間接擁有附屬公司之股權。誠如董事會函件所述，根據上市規則第1.01條之定義，MBNS為電視廣播一名關連人士之聯繫人士，而根據上市規則第14A.16(5)條，該等協議及交易對電視廣播構成持續關連交易。

2. *電視廣播之業務*

電視廣播為聯交所上市公司。 貴集團主要從事電視廣播、節目發行及製作、

以下為獨立財務顧問致獨立董事委員會及獨立股東之意見函件全文，以供載入本通函。

百德能證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

持續關連交易

緒言

茲提述吾等獲委聘為獨立財務顧問，就該等協議條款、據此擬進行之交易、上限金額及該等協議之年期向獨立董事委員會及獨立股東提供意見，詳情載於電視廣播致股東日期為二零零五年四月十一日之通函（「通函」）內所載之董事局函件，本函件構成通函其中一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具相同涵義。

作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責是就：(i)該等協議及據此擬進行之交易（「交易」）是否於電視廣播一般日常業務中按一般商業條款訂立、是否公平合理及合乎股東及 貴集團整體利益；(ii)上限金額是否公平合理；及(iii)該等協議之年期是否合理並符合同類合約之一般商業慣例，提供獨立意見。

於編製吾等之意見時，吾等倚賴電視廣播向吾等提供之資料及事實。吾等已審閱（其中包括）：(i)該等協議；(ii)電視廣播截至二零零二年、二零零三年及二零零四年十二月三十一日止年度之年報及賬目；(iii) 貴集團與MBNS就二零零一年至二零零四年期間之節目發行、頻道發行及提供廣告銷售服務以及一九九六年至二零零一年期間提供之管理服務所訂立之過往協議；(iv)電視廣播於二零零一年十一月一日之公佈；及(v) 貴集團與獨立第三方就與有關服務（定義見下文）類似之若干服務訂立之範本協議。吾等亦曾經與電視廣播管理層討論彼等對MBNS業務之計劃及其前景。

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號:511

敬啟者:

持續關連交易

吾等獲委任為獨立董事委員會成員,就該等協議、上限金額及據此擬進行之交易向閣下提供意見。有關該等協議、上限金額及據此擬進行交易之詳情,載於致股東日期為二零零五年四月十一日之通函(「通函」)所載董事局函件,而本函件為通函其中部分。除文義另有所指外,本函件所用詞彙與通函所界定者具相同涵義。

經考慮該等協議之條款、上限金額及據此擬進行交易以及百德能就此作出之意見(載於通函第11至28頁)後,吾等認為該等協議之條款、上限金額及據此擬進行交易屬公平及合理,並符合本集團及股東(包括獨立股東)之整體利益。因此,吾等推薦 閣下投票贊成將於股東特別大會提呈之普通決議案,以批准、追認及確認該等協議、上限金額及據此擬進行之交易。

此致

列位獨立股東 台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*
利榮森	**李達三博士**
獨立非執行董事	*獨立非執行董事*
史習陶	**利乾**

謹啟

二零零五年四月十一日

推薦意見

務請　閣下垂注載於本通函第10頁之獨立董事委員會致獨立股東函件。獨立董事委員會經考慮百德能之意見（內文載於本通函第11至28頁）後，認為該等協議之條款、上限金額及據此擬進行之交易屬公平及合理，且符合股東及本集團之整體利益。因此，獨立董事委員會建議獨立股東投票贊成股東特別大會通告所載之普通決議案，以批准追認及確認該等協議、上限金額及據此擬進行之交易。

此致

列位股東　台照

董事局代表
電視廣播有限公司
行政主席
邵逸夫爵士
謹啟

二零零五年四月十一日

根據上市規則之規定，該等協議、據此擬進行之交易及上限金額須經獨立股東於股東特別大會以按股數投票方式批准。就電視廣播所知，由於概無股東於該等協議擁有重大權益，因此就該等協議、據此擬進行交易及上限金額之決議案，無股東須放棄投票。

暫停辦理股份過戶登記

為給予電視廣播股東更充足時間就廣播條例之規定填妥及交回表決投票權控制人聲明書，電視廣播將於二零零五年五月四日至二零零五年五月二十五日（包括首尾兩日）期間暫停辦理股份過戶登記手續。倘任何電視廣播股東擬於股東特別大會上投票表決，該名股東之名字必須記錄於電視廣播股東名冊內，並根據廣播條例規定交回聲明表格。

獨立董事委員會

獨立董事委員會成員由獨立非執行董事利榮森先生、利乾先生、李達三博士及史習陶先生組成，成立目的乃就該等協議、上限金額及據此擬進行之交易向獨立股東提供意見。百德能獲委任為獨立財務顧問，就此向獨立董事委員會及獨立股東提供意見。

股東特別大會

股東特別大會謹訂於二零零五年五月二十五日星期三上午十一時三十分假座香港九龍尖沙咀東九龍香格里拉酒店閣樓海景廳舉行，大會通告載於本通函第34及35頁，會上將按股數投票方式提呈以下普通決議案：

批准追認及確認該等協議、上限金額及據此擬進行之交易。

本通函隨附適合股東於股東特別大會使用之代表委任表格。無論　閣下能否出席股東特別大會，務請　閣下按照隨附之代表委任表格印列之指示填妥表格，並盡快交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，惟無論如何必須於股東特別大會或其任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會或其任何續會，並於會上投票。

產生更多收入；同時，並讓「TVB」、「TVB8」、「星河」及「TVBS亞洲」等品牌繼續於馬來西亞及汶萊獲得曝光率，從而鞏固該等品牌之市場地位。至於提供管理服務及廣告銷售服務之協議，它們則可為本集團帶來額外收益。

董事認為，該等協議之條款及據此擬進行之交易實屬公平及合理，並符合電視廣播及股東整體利益，且該等協議乃於一般及日常業務過程中按正常商業條款訂立。

本集團、聯意、電視廣播國際、TVBSB、TVBSE、TVBOF及MBNS之主要業務

本集團主要從事電視廣播、節目發行及製作、動畫製作、雜誌出版及其他與廣播相關之業務。

聯意主要業務為於台灣進行電視節目製作以及電視頻道播送及經營。

電視廣播國際主要從事節目發行。

TVBSB主要從事提供管理服務、節目編排及電視廣播服務。

TVBSE之主要業務為經營電視頻道及提供廣告銷售服務。

TVBOF主要從事提供管理服務、設施及材料。

MBNS為以Astro品牌在馬來西亞提供數碼衛星直接到戶多頻道家居電視服務之唯一持牌供應商。MBNS已授予其一家聯屬公司於汶萊分銷多頻道電視服務。

上市規則之規定

MBNS為ASTRO ALL ASIA NETWORKS plc.之間接全資附屬公司，而ASTRO ALL ASIA NETWORKS plc.間接擁有電視廣播四家間接擁有附屬公司之股權，分別為星際傳播股份有限公司已發行股本約35.7%及電視廣播出版（控股）有限公司具投票權股份約26.3%。同時，電視廣播出版（控股）有限公司則全資擁有藝術有限公司及電視廣播出版有限公司。電視廣播則分別間接持有星際傳播股份有限公司約40%股權及電視廣播出版（控股）有限公司具投票權股份約73.7%。因此，根據上市規則第1.01條之定義，MBNS為電視廣播一名關連人士之聯繫人士，而根據上市規則第14A.16(5)條，該等協議及據此擬進行之交易對電視廣播構成持續關連交易。

在扣除任何給予廣告商及廣告代理之折扣、佣金、紅利、回扣或其他酬金後，TVBSE有權收取部分廣告收益作為報酬。該等款項由MBNS於每月結束後120日內支付。此外，MBNS同意於每個合約年度向TVBSE支付定額費用，用作抵銷TVBSE成立一支銷售隊伍與MBNS合作處理所有廣告及贊助銷售事宜之成本。

代價基準

本集團根據該等協議應付之廣告收益及應收之費用乃訂約各方參考彼等過往交易、經濟上揚致令用戶數目及廣告收益可能上升、馬來西亞收費電視市場之預期用戶人數及MBNS提供之用戶增長保證後經公平磋商協定。

交易合併

由於該等協議全部於十二個月期間完成，並由本集團與同一訂約方訂立，聯交所根據上市規則第14A.25條決定該等協議須予合併，並視作猶如一項交易。

上限金額

於二零零二年至二零零四年，根據過往安排，本集團向MBNS收取代價分別為126,765,000港元、156,182,000港元及174,103,000港元，平均增長率約為每年17.3%。鑑於訂約方就授權協議項下扣繳稅項之繳款及提供管理服務訂立新安排，電視廣播認為上限金額應高於過往金額。因此，電視廣播擬於該等協議持續期間將上限金額訂定為220,000,000港元（二零零五年一月至十二月）、236,000,000港元（二零零六年一月至十二月）、256,000,000港元（二零零七年一月至十二月）、274,000,000港元（二零零八年一月至十二月）及219,000,000港元（二零零九年一月至九月）。有關上限金額乃按過往用戶及廣告收入增長率、根據提供管理服務安排之條文所應付月費、MBNS作出每十二個月增長28,000個住宅用戶之保證以及馬來西亞元與港元之貨幣匯率潛在波幅而釐定。

進行交易之理由

該等協議（提供管理服務除外）為本集團旗下多家公司與MBNS於二零零二年所訂協議之重續協議。由於TVB8、星河及TVBS亞洲頻道乃為海外市場而設之頻道，並已發行至多個國家，而授出特許權予MBNS播放之節目乃源自電視廣播現有節目庫或由電視廣播共同製作以供全球發行之節目，訂立特許協議將在增加少量成本的情況下，為本集團

固定金額後，MBNS須於每月結束後75日內向電視廣播國際及TVBSE從每月收取之特許權費用支付37%作為授權費。

此外，就MBNS於TVB8、星河及／或TVBS亞洲頻道加插及放送之廣告，TVBSE及電視廣播國際（作為聯意之代理人）各自同意在扣除應付予廣告代理及廣告商之佣金、紅利及折扣後，向MBNS支付廣告收益之20%。TVBSE及電視廣播國際應付予MBNS之分佔廣告收益，從TVBSE及電視廣播國際根據有關協議應收取之款項抵銷。

於二零零四年十月十四日，電視廣播國際與MBNS就授權播放2,190個小時電視節目及TVBS亞洲頻道另行訂立補充協議，說明計算保證用戶增長之基本月份。

於二零零五年二月十四日，電視廣播國際、TVBSE與MBNS就所有特許協議另行訂立補充協議，據此，追溯自有關協議開始之日起，電視廣播國際及TVBSE根據有關協議就分佔酒店及商業用戶所支付授權費之攤分百分比會增至41%。

TVBOF、TVBSB與MBNS就提供管理服務之協議

於二零零四年九月三十日，TVBOF及TVBSB與MBNS分別訂立協議，據此，MBNS委任TVBOF及TVBSB於二零零四年十月一日至二零零九年九月三十日期間按每十二個月釐定一次之固定金額提供管理服務，有關款項須於每月接獲發票時支付。本集團亦曾於一九九七年至二零零一年向MBNS提供技術及管理服務支援。根據此等協議提供之服務其中包括評估節目材料、創作宣傳及推廣材料、採購節目、統籌規管事宜、創作間隙節目、編輯放映之宣傳片段、監察訊號傳輸及質素、安排宣傳及市場推廣節目及活動。僅就此等協議而言，將會於有關頻道及節目之特許協議完結後隨即終止。

TVBSE與MBNS就提供廣告銷售服務之協議

於二零零四年九月三十日，TVBSE與MBNS訂立協議，據此，於二零零四年十月一日至二零零九年九月三十日期間，MBNS委聘TVBSE為廣告銷售代理，為亞洲娛樂頻道、TVB8頻道、TVBS亞洲頻道、Wah Lai Toi、星河頻道及MBNS可不時要求之任何其他頻道處理所有商業、廣告及贊助銷售事宜。

由於MBNS為電視廣播一名關連人士之聯繫人士（定義見上市規則第1.01條），該等協議及據此擬進行之交易對電視廣播構成持續關連交易。

本通函旨在向　閣下提供有關（其中包括）該等協議、上限金額、獨立董事委員會向獨立股東提供之推薦意見，以及百德能就該等協議之條款、上限金額、該等協議之期限及據此擬進行之交易致獨立董事委員會及獨立股東之意見的進一步資料，並向　閣下發出將會召開之股東特別大會通告，會上將考慮及以按股數表決方式批准（如適當）該等協議、據此擬進行之交易及上限金額。

該等協議

電視廣播國際、TVBSE及MBNS之特許協議

於二零零四年九月三十日，MBNS與本集團旗下多家公司（即電視廣播國際、TVBSE及電視廣播國際（作為聯意之代理人））訂立三份有關馬來西亞及汶萊地區之獨家特許協議，期限由二零零四年十月一日起為期五年。協議項下擬進行之交易為：(i)電視廣播國際向MBNS授予特許權，於由MBNS擁有及經營並名為Wah Lai Toi之粵語頻道內，播放合共2,190個小時（以每十二個月周期計）粵語聲道電視節目，作為Wah Lai Toi之部分節目；(ii)TVBSE授權MBNS於MBNS或其聯屬公司擁有及經營之收費電視服務播放TVB8及星河頻道。根據此協議，所提供頻道為獨家授權，惟TVBSE可向汶萊及馬來西亞任何免收費電視台分銷任何於星河頻道播放之節目；(iii)電視廣播國際（作為聯意之代理人）授權MBNS於MBNS或其聯屬公司擁有及經營之收費電視服務播放TVBS亞洲頻道。聯意已委任電視廣播國際為其代理人，負責於台灣及美國境外分銷TVBS亞洲頻道。該頻道由聯意專門製作供台灣境外分銷之用。

除根據馬來西亞或汶萊（視情況而定）之法例、審查標準以及監管廣告、贊助商及推廣品牌之守則所規定外，MBNS會完整播放TVB8、星河及TVBS亞洲頻道，且不予以刪剪。

經公平磋商後，訂約各方同意，MBNS根據所有三份協議向電視廣播國際及TVBSE應付之特許費會根據MBNS有關收費電視服務組合（「組合」）之住宅用戶數目計算，並於每月結束後45日內支付。此外，MBNS就有關協議期內每十二個月提供用戶增長保證。至於酒店及商業用戶特許業務方面，於扣除每間可享用組合之酒店及商業用戶房間每月

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號:511

董事:
邵逸夫爵士G.B.M. — *行政主席*
梁乃鵬博士G.B.S., LL.D, J.P. — *副行政主席*
方逸華 — *副主席*
費道宜 — *董事總經理*
周亦卿博士G.B.S.
何定鈞
利陸雁群
利乾* *(亦是利榮森之替任董事)*
利榮森O.B.E.*
李達三博士DSSc. (Hon.), J.P.*
羅仲炳
史習陶*
利憲彬 *(利陸雁群之替任董事)*

* *獨立非執行董事*

註冊辦事處及
主要營業地點:
香港
九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

敬啟者:

持續關連交易

緒言

董事局於二零零五年三月十八日宣佈,於二零零四年九月三十日,本集團旗下多家公司與MBNS就二零零四年十月一日至二零零九年九月三十日期間之節目授權、頻道授權以及提供管理服務和廣告銷售服務訂立六份協議。於二零零四年十月十四日及二零零五年二月十四日,有關訂約方分別訂立兩份及三份補充協議,說明計算保證用戶增長之基本月份,並增加本集團內有關公司就分佔酒店及商業用戶所支付授權費之攤分百分比。

「上市規則」	指	聯交所證券上市規則
「聯意」	指	聯意製作股份有限公司，電視廣播全資附屬公司
「馬來西亞元」	指	馬來西亞法定貨幣馬來西亞元
「MBNS」	指	MEASAT Broadcast Network Systems Sdn. Bhd.，於馬來西亞註冊成立之公司
「百德能」	指	百德能證券有限公司，證券及期貨條例項下持牌法團，以及獨立董事委員會及獨立股東之獨立財務顧問
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	電視廣播股東
「聯交所」	指	香港聯合交易所有限公司
「電視廣播」或「本公司」	指	電視廣播有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「電視廣播國際」	指	電視廣播（國際）有限公司，電視廣播全資附屬公司
「TVBOF」	指	TVBO Facilities Ltd.，電視廣播全資附屬公司
「TVBSB」	指	電視廣播（衛星）有限公司，電視廣播全資附屬公司
「TVBSE」	指	TVB Satellite TV Entertainment Ltd.，電視廣播全資附屬公司
「TVB8頻道」	指	TVBSE擁有之24小時綜合娛樂電視頻道
「美元」	指	美利堅合眾國法定貨幣
「Wah Lai Toi」	指	MBNS擁有之24小時綜合娛樂電視頻道
「星河頻道」	指	TVBSE擁有之24小時連續劇電視頻道

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「該等協議」	指	本集團旗下多家公司與MBNS就二零零四年十月一日至二零零九年九月三十日期間之節目授權、頻道授權以及提供管理服務和廣告銷售服務於二零零四年九月三十日訂立之六份協議及其有關補充協議，詳情於本通函董事局函件「該等協議」一節載述
「董事局」	指	董事局
「上限金額」	指	於電視廣播每個財政年度根據該等協議之代價的年度總金額上限
「董事」	指	電視廣播董事
「股東特別大會」	指	電視廣播將召開以考慮及（如適當）批准、追認及確認該等協議、據此擬進行交易及上限金額之股東特別大會
「本集團」	指	電視廣播及其附屬公司
「港元」	指	香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	就該等協議之條款、據此擬進行之交易及上限金額向獨立股東提供意見而成立之董事委員會
「獨立股東」	指	就該等協議及據此擬進行之交易而言無任何重大權益之股東
「最後可行日期」	指	二零零五年四月一日，即本通函付印前為確定當中所載若干資料之最後實際可行日期

目 錄

頁次

釋義 1

董事局函件

1. 緒言 3

2. 該等協議 4

3. 上限金額 6

4. 進行交易之理由 6

5. 本集團、聯意、電視廣播國際、TVBSB、TVBSE、TVBOF及MBNS之主要業務 7

6. 上市規則之規定 7

7. 暫停辦理股份過戶登記 8

8. 獨立董事委員會 8

9. 股東特別大會 8

10. 推薦意見 9

獨立董事委員會函件 10

百德能函件 11

附錄 — 一般資料 29

股東特別大會通告 34

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有電視廣播有限公司之股份，應立即將本通函轉交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

電視廣播有限公司

（於香港註冊成立之有限公司）

股份代號：511

持續關連交易

獨立董事委員會（定義見內文）及獨立股東（定義見內文）
之獨立財務顧問

百德能
證券

百德能致獨立董事委員會及獨立股東之函件載於本通函第11至28頁。獨立董事委員會向獨立股東提供之推薦意見載於本通函第10頁。

電視廣播有限公司謹訂於二零零五年五月二十五日星期三上午十一時三十分假座香港九龍尖沙咀東九龍香格里拉酒店閣樓海景廳舉行股東特別大會，大會通告載於本通函第34及35頁。隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請　閣下按照隨附之代表委任表格印列之指示填妥表格，並盡快交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，惟無論如何必須於大會或任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或任何續會，並於會上投票。

二零零五年四月十一日